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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arvind Mills Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
SEP 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3708 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/4/03

82-3708

THE ARVIND MILLS LIMITED

AR/S
3-31-03

03 AUG 29 AM 7:21

Arvind

ANNUAL REPORT 2002-03

Directors

Mr. Arvind N. Lalbhai	Chairman
Mr. Sanjay S. Lalbhai	Managing Director
Mr. Jayesh K. Shah	Director & Chief Financial Officer
Mr. Jaithirth Rao	
Mr. Deepak M. Satwalekar	
Ms. Rama Bijapurkar	
Mr. V. K. Pandit	Nominated by IDBI
Mr. C.K. Mehrotra	Nominated by SBS
Mr. Balaji Swaminathan	Nominated by ICICI Bank Ltd.
Mr. S. Sridhar	Nominated by Export-Import Bank of India

Assistant Company Secretary

Ms. Sonali N. Narasimhan

Bankers

State Bank of Saurashtra
State Bank of India
Bank of Baroda
UCO Bank
State Bank of Patiala
Credit Lyonnais
Deutsche Bank
HDFC Bank
The Bank of Nova Scotia
Standard Chartered Bank
Bank of America
ICICI Bank Ltd.

Auditors

Sorab S. Engineer & Co.
Chartered Accountants
381, Dr. D. Naoroji Road,
Fort, Mumbai-400 023.

Registrars and Transfer Agents

Pinnacle Shares Registry Pvt. Ltd.
Near Asoka Mills,
Naroda Road,
Ahmedabad-380 025.

Registered Office

Naroda Road,
Ahmedabad-380 025.

CONTENTS

Arvind

For Shareholders' Coupon, See Last Page

DEMATERIALISATION OF SHARES

Members are aware that shares of the company are included in compulsory trading in dematerialised segment and hence any investor who wishes to buy or sell shares of the company, is required to do so in electronic mode only.

In case, members have not yet dematerialised their shares, they are advised to contact a Depository Participant (DP) for dematerialising the shares held in the company.

The company has established connectivity with both the depositories viz. National Securities Depository Limited (NSDL) and Central Depository Services Limited (CDSL) to enable the members to dematerialise holding in the company, under ISIN No. INE034A01011.

For the information of members, some of the advantages of holding shares in dematerialised form are described below :

1) No Stamp duty is payable on dematerialisation and transfer of demat shares.
2) No loss in transit and consequently no postal expenses and cumbersome procedure for the issue of duplicate share certificate(s).
3) Eliminates chances of bad delivery due to forged signatures, signature variations, expiry of validity period of transfer deed etc.
4) Speedier debit/credit of shares purchased/sold in electronic form.
5) Eliminates litigation on account of fake certificates and disputes in respect of ownership of shares purchased.
6) Dematerialised shares can also be pledged for securing loan.
7) Holding of shares in odd lot and easy liquidity.

Procedure :

For dematerialising the shares held in physical form, members need to open an account with the Depository Participant (DP) and have to lodge their shares with the DP who will send these shares to the Company/Registrars for dematerialisation. The credit of demat shares shall be directly given in members demat account opened with DP.

It is hoped that members will consider the advantages of holding shares in electronic mode and opt for dematerialisation of the shares soon.

For further information in this regard, please write to the Company or Registrars at the address mentioned on page no. 17.

Members may note that the requests for dematerialisation and rematerialisation of shares are to be made only to the DP with whom members have opened an account.

NOTICE is hereby given that the Annual General Meeting of the members of the Company will be held on Wednesday, 10th September, 2003 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad - 380 006 to transact the following Business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Statements of Accounts for the financial year ended on 31st March, 2003 and the Reports of the Directors and Auditors thereon.
2. To declare dividends.
3. To appoint a Director in place of Mr. Sanjay S. Lalbhai who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
4. To appoint a Director in place of Mr. Jayesh K. Shah who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
5. To appoint auditors and to fix their remuneration.

SPECIAL BUSINESS

6. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as an Ordinary Resolution :

   RESOLVED THAT Ms. Rama Bijapurkar be and is hereby appointed as a Director of the Company.

7. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as an Ordinary Resolution :

   RESOLVED THAT Mr. Jaithirth Rao be and is hereby appointed as a Director of the Company.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025

By Order of the Board

SANJAY S. LALBHAI
Managing Director

Date : 29th May, 2003

NOTES

1. Proxies, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company not less than 48 hours before the meeting.
2. An Explanatory Statement as required by Section 173 of the Companies Act, 1956 is annexed hereto and the papers/documents referred to therein are open for inspection at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on any working day prior to the date of meeting.
3. Pursuant to Section 205C of the Companies Act, 1956 all unclaimed dividends upto the financial year ended 31st March, 1995 have been transferred to the Investor Education and Protection Fund of the Central Government. On 6th November, 2003, unclaimed dividends for the financial year 1995-96 will be due to be transferred to this Fund. Those members who have so far not encashed their dividend warrants for the financial year 1995-96 are requested to approach the Company for payment thereof. Kindly note that once unclaimed / unpaid dividend is transferred to the Investor Education and Protection Fund, members will not be entitled to claim such dividend.
4. Members are requested to notify promptly any change in their addresses to our Registrars viz. Pinnacle Shares Registry Pvt. Ltd., Unit: The Arvind Mills Ltd., Nr. Asoka Mills, Naroda Road, Ahmedabad-380 025.
5. The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, the 2nd July, 2003 to Friday, the 4th July, 2003 (both days inclusive).
6. Members are requested to bring their copies of the Annual Report to the meeting. The Members/Proxies should bring the Attendance Slip sent herewith duly filled in for attending the meeting.
7. Shareholders intending to require information about Accounts to be explained in the Meeting are requested to inform the Company at least 7 days in advance of the Annual General Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Item Nos. 6 & 7

Resolutions under Item Nos. 6 & 7 of the Notice relate to the appointments of Ms. Rama Bijapurkar and Mr. Jaithirth Rao as Directors.

Ms. Rama Bijapurkar and Mr. Jaithirth Rao were appointed by the Board of Directors with effect from 20th November, 2002 in terms of Section 262 of the Companies Act, 1956 as Directors to fill the casual vacancies caused by resignations of Mr. Shailen H. Desai and Mr.J.P. Shah respectively.

Ms. Bijapurkar and Mr. Rao hold office as Directors only upto the date of this Annual General Meeting i.e. upto the date till which Mr. Shailen H. Desai and Mr. J. P. Shah would have held office if they had not been vacated by their resignations. As required under Section 257 of the Companies Act, 1956, notices in writing (alongwith a deposit of Rs. 500/- each) have been received from some members signifying their intention to propose the appointments of Ms. Rama Bijapurkar and Mr. Jaithirth Rao as Directors of the Company at this Annual General Meeting.

The Board commends the resolutions at Item Nos. 6 & 7 for acceptance by members. Ms. Rama Bijapurkar and Mr. Jaithirth Rao may be deemed to be concerned or interested in the respective resolutions, which relate to their appointments. None of the other Directors are in any manner concerned or interested in the said resolutions.

Registered Office:
Naroda Road
Ahmedabad-380025

By Order of the Board

SANJAY S. LALBHAI
Managing Director

Date : 29th May, 2003

Company's Philosophy on Code of Governance

The Company's philosophy on Corporate Governance is to attain the highest levels of transparency, accountability, and integrity. This objective extends, not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems which are in accordance with best practices for governance. Corporate Governance at Arvind means being responsive to aspirations of all the stakeholders - customers, suppliers, lenders, employees, the shareholders and expectations of the society. The Board of Directors supports the broad principles of Corporate Governance and lays strong emphasis on its trusteeship role to align and direct the actions of the organisation to achieve its avowed objectives of transparency, accountability, and integrity. Given below is the report on Corporate Governance at Arvind.

Board of Directors

Composition of the Board

The Board has 10 Directors, comprising of two Executive Directors viz. 1 Managing Director and 1 Director and Chief Financial Officer and 8 Non-Executive Directors. The Arvind Board is a well balanced. The Non-Executive Directors include 7 Independent Directors who are leading professionals from varied fields who bring in independent judgement to the Board's discussions and deliberations.

The following is the Composition of the Board as at 31st March, 2003 :

Sr. No.	Name of Director	Executive/Non-Executive/Independent	No. of other Directorships in Public Limited Companies	No. of other Board Committees of which Member/ Chairman
1.	Mr. Arvind N. Lalbhai	Non-executive – Chairman – Promoter	5	1 as Member
2.	Mr. Sanjay S. Lalbhai	Executive – Managing Director – Promoter	9	2 as Member
3.	Mr. Jayesh K. Shah	Executive- Director and Chief Financial Officer	6	1 as Member
4.	Mr. Jaithirth Rao	Non-executive, Independent	4	3 as Member
5.	Ms. Rama Bijapurkar	Non-executive, Independent	4	1 as Chairperson 5 as Member
6.	Mr. Deepak Satwalekar	Non-executive, Independent	10	5 as Chairman 3 as Member
7.	Mr. C. K. Mehrotra	Non-executive, Independent – Nominee of SBS	2	1 as Chairman 3 as Member
8.	Mr. B. S. Bedi*	Non-executive, Independent – Nominee of IDBI	1	1 as Member
9.	Mr. Balaji Swaminathan	Non-executive, Independent – Nominee of ICICI	5	2 as Chairman 1 as Member
10.	Mr. Srinivasan Sirdhar	Non-executive, Independent – Nominee of EXIM Bank	Nil	Nil

* IDBI has nominated Mr. Surendra Singh as a Director on the Board in place of Mr. B. S. Bedi with effect from 8th April, 2003 and thereafter nominated Mr. V. K. Pandit in place of Mr. Surendra Singh with effect from 6th May, 2003.

Board Agenda

The annual calendar of Board and Committee Meetings is agreed upon at the beginning of each year. Meetings are governed by a structured Agenda and a Board member may bring up any matter for consideration of the meeting in consultation with the Chairman. Agenda papers are generally circulated to the Board members at least 4-5 working days in advance. Detailed presentations are made at the meetings on all major issues to enable the Board to take informed decisions. An indicative list of the information placed before the Board during the year is as under :

- Annual Budgets and updates thereon
- Capital expenditure proposals and review of their implementation
- Quarterly, Half yearly and Annual Results
- Product-wise business performance
- Business presentations covering production, marketing, raw materials, sales, etc.
- New projects and joint ventures
- Sales of material nature of investments, subsidiaries, assets, etc. which are not in the normal course of business
- Performance of subsidiaries
- Business restructuring
- Legal proceedings involving the Company
- Minutes of meetings of Audit Committee, Management Committee, Remuneration Committee and Investors' Grievance Committee.
- Materially important show cause notices, non-compliances, if any, etc.
- Other relevant information pertaining to the Company including information detailed in Clause 49 of the Listing Agreement.

Meetings and Attendance

During the year, the Board of Directors met 6 times on 30th April, 2002, 30th August, 2002, 20th November, 2002 (two meetings), 18th January, 2003 and 21st February, 2003. The gap between two Board Meetings was within the maximum time gap of 4 months prescribed in Clause 49 of the Listing Agreement.

The Attendance of Directors at these Board Meetings and at the last Annual General Meeting was as under:

Sr. No.	Name of Director	Number of Board Meetings held during the period when the Director was on the Board	Number of Board Meetings attended	Whether present at the previous AGM
1.	Mr. Arvind N. Lalbhai	6	6	Yes
2.	Mr. Sanjay S. Lalbhai	6	6	Yes
3.	Mr. B. S. Bedi	6	1	No
4.	Mr. C. K. Mehrotra	6	5	No
5.	Mr. Jayesh K. Shah*	3	3	Yes
6.	Mr. Srinivasan Sridhar@	4	3	No
7.	Mr. Jaithirth Rao*	3	1	No
8.	Ms. Rama Bijapurkar*	3	3	No
9.	Mr. Deepak M. Satwalekar*	3	3	No
10.	Mr. Balaji Swaminathan@	4	1	No

@ Appointed as Directors with effect from 20th November, 2002 (first meeting).
* Appointed as Directors with effect from 20th November, 2002 (second meeting).

The attendance of Directors who have resigned during the year was as under :

Sr. No.	Name of Director	Number of Board Meetings held during the period when the Director was on the Board	Number of Board Meetings attended	Whether present at the previous AGM*
1.	Dr. V. L. Mote	2	2	No
2.	Mr. Naishadh I. Parikh	2	2	No
3.	Mr. J. P. Shah	2	0	No
4.	Dr. Prabodh M. Desai	2	1	No
5.	Mr. J. C. Shah	2	1	No
6.	Mr. Shailen H. Desai	2	1	No

* These Directors had resigned before the date of the Annual General Meeting.

The Remuneration paid/payable for the financial year to the Directors is as under :

Sr. No.	Name of Director	Salary Rs.	Perquisites Rs.	Sitting Fees Rs.	Commission Rs.	Total Rs.
1.	Mr. Arvind N. Lalbhai (Chairman)	2,90,830	3,00,811	35,000	Nil	6,26,641
2.	Mr. Sanjay S. Lalbhai (MD)✪	17,78,000	19,39,378	Nil	18,00,000	55,17,378
3.	Mr. Jayesh K. Shah*	7,76,225	11,96,363	Nil	9,16,803	28,89,391
4.	Mr. B. S. Bedi	Nil	Nil	2,000	Nil	2,000
5.	Mr. C. K. Mehrotra	Nil	Nil	24,000	Nil	24,000
6.	Mr. S. Sridhar	Nil	Nil	15,000	Nil	15,000
7.	Mr. D. M. Satwalekar	Nil	Nil	20,000	1,25,000	1,45,000
8.	Ms. Rama Bijapurkar	Nil	Nil	25,000	1,25,000	1,50,000
9.	Mr. Balaji Swaminathan	Nil	Nil	10,000	Nil	10,000
10.	Mr. Jaithirth Rao	Nil	Nil	5,000	1,50,000	1,55,000

✪ Service Contract is for five years, notice period – three months, compensation for loss of office to be determined in accordance with Section 318 of the Companies Act, 1956.

* Service Contract is for three years, notice period – three months, compensation for loss of office to be determined in accordance with Section 318 of the Companies Act, 1956.

The Directors who have resigned during the year were paid remuneration for the financial year as under:

Sr. No.	Name of Director	Sitting Fees Rs.	Total Rs.
1.	Mr. Naishadh I. Parikh	4,000	4,000
2.	Dr. V. L. Mote	4,000	4,000
3.	Dr. Prabodh M. Desai	2,000	2,000
4.	Mr. J. C. Shah	2,000	2,000
5.	Mr. Shailen H. Desai	2,000	2,000
6.	Mr. J. P. Shah	Nil	Nil

3. Investors' Grievance Committee

The Investors' Grievance Committee has 4 Members comprising 2 Non-Executive Directors and 2 Executive Directors. Ms. Rama Bijapurkar, an Independent Director acts as Chairperson of the Committee.

Role

The terms of reference of the Investors' Grievance Committee are as under :

1. To specifically look into the redressal of Investors' Grievances pertaining to :
   - Transfer of shares and debentures
   - Dividends, interests and redemption proceeds of debentures
   - Dematerialisation of shares and debentures
   - Replacement of lost, stolen, mutilated share and debenture certificates
   - Non-receipt of rights, bonus, split share certificates
2. To look into other related issues towards strengthening investors' relations.
3. To consider and approve issuance of share/debenture certificates including duplicate share/debenture certificates.
4. To look into the reasons for any defaults in the payment to the depositors, debenture-holders, shareholders (in case of non payment of declared dividends) and creditors.

Meetings and Attendance

During the year, 24 Investors' Grievance Committee Meetings were held on various dates, 23 times before its reconstitution on 20th November, 2002 and once thereafter.

The Attendance of Members at meetings as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Ms. Rama Bijapurkar	Chairperson	1	1
2.	Mr. Arvind N. Lalbhai*	Member	1	1
3.	Mr. Sanjay S. Lalbhai	Member	1	1
4.	Mr. Jayesh K. Shah	Member	1	1

* Appointed as a Member of Investors' Grievance Committee on 18th January, 2003.

Before the reconstitution of Investors' Grievance Committee by the Board of Directors on 20th November, 2002, it consisted of 3 members, 2 of whom including the Chairman were Non-executive Directors. The composition, number of meetings held and attendance of Members at meetings was as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Mr. V. L. Mote	Chairman	23	22
2.	Mr. Naishadh I. Parikh	Member	23	19
3.	Mr. Arvind N. Lalbhai	Member	23	21

4. Management Committee

The Management Committee consists of 3 Directors, 2 of whom are Executive Directors and 1 Non-Executive Director. The Management Committee is chaired by Mr. Arvind N. Lalbhai who is also the Non-Executive Chairman of the Board. The Management Committee met 19 times during the year.

Role

The Management Committee's primary role is to look after the day-to-day business activities of the Company within Board approved direction/ framework. The Committee meets frequently, as and when need arises to transact matters within the purview of its terms of reference.

Meetings and Attendance

During the year, 19 Management Committee Meetings were held on various dates.

The Attendance of Members at meetings was as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Mr. Arvind N. Lalbhai	Chairman	4	4
2.	Mr. Sanjay S. Lalbhai	Member	4	4
3.	Mr. Jayesh K. Shah	Member	4	4

Before the reconstitution of Management Committee by the Board of Directors on 20th November 2002, it consisted of 4 members of whom 2 were Non-Executive Directors and 2 were Executive Directors. Mr. Arvind N. Lalbhai acted as its Chairman. The composition, number of meetings held and attendance of Members at meetings was as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Mr. Arvind N. Lalbhai	Chairman	15	13
2.	Mr. Sanjay S. Lalbhai	Member	15	10
3.	Mr. Naishadh I. Parikh	Member	15	13
4.	Mr. V. L. Mote	Member	15	15

Management Discussion and Analysis

This is given as a separate chapter in the Annual Report.

Brief Resume of Directors seeking Re-appointment/Appointment

Information required under Clause 49 VI(A) of the Listing Agreement with respect to the Directors retiring by rotation and seeking reappointment/Directors sought to be appointed is as under:-

At this Annual General Meeting, Mr. Sanjay S. Lalbhai and Mr. Jayesh K. Shah, Directors of the Company, retire by rotation and being eligible seek re-appointment.

Mr. Sanjay S. Lalbhai

Mr. Sanjay S. Lalbhai, 50, is a Science Graduate with a Master's degree in Business Management. He has been associated with the Company for almost 26 years and has been its Managing Director since last 18 years.

Names of companies other than Arvind Mills in which Mr. Sanjay S. Lalbhai holds Directorships, Chairmanship/Membership of Audit Committees, Shareholders/Investors Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	Arvind Clothing Limited	Nil	Nil
2.	Arvind Fashions Limited	Nil	Nil
3.	Arvind Brands Limited	Audit Committee	Member
4.	Anagram Wellington Asset Management Co. Limited	Nil	Nil
5.	Amol Dicalite Limited	Nil	Nil
6.	Gujarat Infrastructure Limited	Nil	Nil
7.	Mahindra Gujarat Tractor Limited	Nil	Nil
8.	Torrent Pharmaceuticals Limited	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Mr. Jayesh K. Shah

Mr. Jayesh K. Shah, 43, a Commerce Graduate and Chartered Accountant has been with the group since the last 18 years and has been in employment with the Company since 1st July, 1993. He has a distinguished academic career and extensive administrative, financial, regulatory and managerial expertise.

Names of companies other than Arvind Mills in which Mr. Jayesh K. Shah holds Directorships, Chairmanship/Membership of Audit Committees, Shareholders/Investors' Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	Omnitalk Wireless Solutions Limited	Nil	Nil
2.	Abala Leasing & Finance Limited	Nil	Nil
3.	Asman Investments Limited	Nil	Nil
4..	Akshar Securities Limited	Nil	Nil
5.	Arvind Brands Online Limited	Nil	Nil
6.	Life Style Fabrics Limited	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

At this Annual General Meeting, Ms. Rama Bijapurkar and Mr. Jaithirth Rao, Directors of the Company appointed to fill casual vacancies are proposed to be appointed as Directors pursuant to Section 257 of the Companies Act, 1956.

Ms. Rama Bijapurkar

Ms. Rama Bijapurkar, 45, is a B.Sc. (Hons) and MBA from IIM – Ahmedabad. She is an independent market strategy consultant, advising leading Indian and Multinational Companies, and also a visiting Professor at IIM - Ahmedabad.

Names of companies other than Arvind Mills in which Ms. Rama Bijapurkar holds Directorships, Chairmanship/Membership of Audit Committees, Shareholders/Investors' Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	Infosys Technologies Limited	Audit Committee Investors' Grievance Committee	Member Member
2.	Titan Industries Limited	Nil	Nil
3.	Godrej Consumer Products Limited	Audit Committee Human Resources Committee	Member Member
4.	Credit Rating Information Services India Limited	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Mr. Jaithirth Rao

Mr. Jaithirth Rao, 51, has Masters Degree from the University of Chicago and IIM-Ahmedabad. He is a seasoned veteran in CRM and Financial Services and Technology Strategy. He has also testified before the US Congress on e-commerce.

Names of companies other than Arvind Mills in which Mr. Jaithirth Rao holds Directorships, Chairmanship/Membership of Audit Committees, Shareholders/Investors' Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	MphasiS BFLLimited	Investors Grievance Committee Share Transfer Committee	Member Member
2.	Cadbury India Limited	Nil	Nil
3.	GMAC-TCFC Finance Limited	Nil	Nil
4	Mahindra Holidays & Resorts India Limited	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Prevention of Insider Trading

In accordance with SEBI (Prohibition of Insider Trading) Regulations, 1992, the Board has adopted the following codes:

- **Arvind Code for Prevention of Insider Trading** – Under this code, obligations are cast upon Directors and Officers to preserve Price Sensitive Information, which is likely to have a bearing on share price of the Company. Procedures are prescribed to ensure that such information is not misused for any personal advantage. The Head (Legal & Secretarial) has been appointed as the Compliance Officer for monitoring implementation of the Code across the Company.
- **Arvind Code of Corporate Disclosures** – This code lays down principles and procedures with the objective of ensuring that the Price Sensitive Information related to Arvind is handled in prescribed manner. Adequate disclosure of such information is sought to be made to the Public through Stock Exchanges, Press, Media and the Arvind web-site in a timely manner to enable the investors to take informed investment decisions with regard to the Company's Securities. The Director and Chief Financial Officer has been appointed as the Company's Public Spokesperson under this Code.

  Investors may write to the Company's Secretarial Department for a copy of these Codes.

Disclosures

i) Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. that may have potential conflicts with the interest of the Company at large.

   Transactions with related parties are disclosed in detail in Note No. 16 in "Notes forming part of the Accounts" annexed to the financial statements for the year. There were no related party transactions having potential conflict with the interest of the Company at large.

ii) Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or other authority on any matter related to capital markets, during last three years : Nil

Shareholders' Information

1. Name and Designation of Compliance Officer :

Ms. Sonali N. Narasimhan Assistant Company Secretary The Arvind Mills Limited	Mr. Gautam V. Shah General Manager Pinnacle Shares Registry Pvt. Ltd. Registrars & Transfer Agents

2. Details of Complaints/Queries received and redressed during 1st April, 2002 to 31st March, 2003 :

Sr. No.	Particulars of Complaints/Query	Received	Redressed	Pending as on 31.3.2003
1.	Non receipt of Share Certificates	37	37	Nil
2.	Non receipt of Dividend/Interest Warrants	207	194	13
3.	Non receipt of Duplicate Share Certificates	21	21	Nil
4.	Confirmation of Demat Credit	7	7	Nil
5.	Non receipt of Debentures Redemption payment	188	188	Nil
6.	Non receipt of letter of offer, allotment advice, share certificates etc. for Rights Issue	Nil	Nil	Nil
	Total	**460**	**447**	**13**

3. Share Transfer Details for the period from 1st April, 2002 to 31st March, 2003 :

Transactions	Physical	Demat	Total
Number of Transfers	3808	10763	14571
Average Number of Transfers Per Month	317	896	1213
Number of Shares Transferred	345616	2060464	2406080
Average Number of Shares Transferred Per Month	28801	171705	740506
No. of Pending Share Transfers	NIL	57	57

4. Investors' Grievances :

The Registrars and Transfer Agents under the supervision of the Secretarial Department of the Company look after investors' grievances. Mr. Gautam V. Shah, General Manager of Pinnacle Shares Registry Private Limited is responsible for redressal of Investors' Grievances. The Assistant Company Secretary of the Company has been appointed as the Compliance Officer for this purpose. At each Meeting of the Investors' Grievance Committee, all matters pertaining to investors including their grievances and redressal are reported.

5. Information on General Body Meetings :

The last 3 Annual General Meetings of the Company were held as under :

Date	Time	Venue
30th December, 2002	11.00 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
27th March, 2002	11.00 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
30th December, 2000	11.00 a.m.	Dinesh Hall, Ashram Road, Navrangpura, Ahmedabad – 380 009.

Whether special resolutions were put through postal ballot last year, details of voting pattern:

Resolutions at above Annual General Meetings were passed by show of hands. None of the Resolutions placed before the previous AGM required a postal ballot under Section 192A of the Companies Act, 1956. Similarly, no special resolution requiring a postal ballot is being proposed at the ensuing AGM.

During the last 3 years, one Extra Ordinary General Meeting was held on 12th June, 2001.

6. **Means of communication :**

(i) Half-Yearly Report is not being sent to each household of shareholders as half yearly results are intimated to stock exchanges.

(ii) The Quarterly Results are published in the Economic Times - All India Editions and Financial Express Gujarati Edition and are also posted on the Company's web site at www.arvindmills.com.

(iii) Information released to the press at the time of declaration of results is also sent to all Stock Exchanges where the shares of the Company are listed for the benefit of investors. Moreover, the Company's web site hosts a special page giving information which investors usually seek.

(iv) Presentations made to institutional investors/analysts are posted on the Company's web site at www.arvindmills.com

7. **Annual General Meeting :**

Date	10th September, 2003
Time	11.00 A.M.
Venue	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

8. **Financial Calendar :**

The Financial Year of the Company is for a period of 12 months from 1st April to 31st March.

First Quarter results	:	By end of July, 2003.
Second Quarter results	:	By end of October, 2003
Third Quarter results	:	By end of January, 2004
Fourth Quarter results/Year end results	:	By end of May, 2004.

9. **Book Closure :**

Wednesday, the 2nd July, 2003 to Friday, the 4th July, 2003 (both days inclusive)

10. **Dividend payment Date :**

Not Applicable as the Board has not recommended any dividend for the financial year.

11. **Listing on Stock Exchanges :**

Shares of the Company are listed on the following Stock Exchanges.

Sr. No.	Name of the Stock Exchange	Address
1.	The Stock Exchange – Ahmedabad (Regional Stock Exchange)	Kamdhenu Complex Opp.Sahajanand College Panjarapole, Ahmedabad-380 015
2.	The Stock Exchange – Mumbai Code: 101	Phiroze Jeejeebhoy Tower, Dalal Street Mumbai – 400 001
3.	The Calcutta Stock Exchange Association Ltd.	7, Lyons Range, Calcutta – 700 001
4.	The Delhi Stock Exchange Association Ltd.	DSE House, 3/1 Asaf Ali Road, New Delhi – 110 002.
5.	Bangalore Stock Exchange Ltd.	Stock Exchange Towers, 51, 1st Cross J.C. Road, Bangalore – 560 027
6.	National Stock Exchange of India Ltd. Code: ARVIND	Exchange Plaza, 5th Floor Plot No.C/1, G. Block Bandra – Kurla Complex Bandra (E) Mumbai – 400 051
7.	The Luxembourg Stock Exchange (Listing of GDS)	11, Avenue de la Porte-Neuve L-2227 Luxembourg

The Company has paid Annual Listing Fees for the year 2003-2004 to the above Stock Exchanges.

12. Market Price Data:

The data on price of equity shares of the Company are as under :

High, Low during each month in last financial year and Performance in comparison to broad-based indices such as BSE Sensex and NSE Nifty :

	Share price BSE		BSE Sensex		Volumes	Share price NSE		NSE-Nifty		Volumes
Month	High (Rs.)	Low (Rs.)	High	Low	No. of shares	High (Rs.)	Low (Rs.)	High	Low	No. of shares
Apr-02	18.90	13.55	3,538	3,297	9578419	17.50	13.50	1153	1073	13071107
May-02	19.25	14.70	3,478	3,098	4961429	19.30	14.70	1137	1020	8375372
Jun-02	23.80	15.80	3,378	3,149	13541564	23.90	15.90	1102	1029	23996314
Jul-02	27.30	17.70	3,367	2,932	12992292	27.30	22.40	1087	944	25021126
Aug-02	24.90	20.80	3,185	2,932	6920830	24.80	20.70	1013	936	12832926
Sep-02	24.25	20.05	3,228	2,974	3906063	24.20	20.30	1025	960	6882208
Oct-02	22.45	19.25	3,039	2,828	2670519	22.50	19.30	984	920	4503846
Nov-02	24.75	20.05	3,246	2,929	4509130	24.50	20.00	1057	946	7285136
Dec-02	25.00	21.30	3,414	3,187	3461194	25.00	21.00	1104	1034	5506940
Jan-03	24.80	20.75	3,417	3,199	9174969	24.90	21.00	1106	1026	12859794
Feb-03	23.35	20.05	3,342	3,218	5253791	23.40	18.20	1076	1034	8126103
Mar-03	22.80	18.50	3,312	3,040	3375999	22.40	18.80	1071	974	6122995

13. Registrars and Transfer Agents:

Pinnacle Shares Registry Private Limited
AAA Hospital Premises
Naroda Road
Ahmedabad – 380 025.
Contact Persons: Mr. Gautam V. Shah/Mr. Girish Patel
Phone Numbers: 079- 2200582/2204226
E-mail: gautam.shah@psrpl.com

14. Delegation of Share Transfer Formalities:

Since the Company's shares are compulsorily traded in the demat segment on stock exchanges, bulk of the transfers take place in the electronic form.

For expediting physical transfers, the Board has delegated share transfer formalities to certain officers of the Company who attend to them at least 3 times in a month. Physical transfers are effected within the statutory period of one month. The Board has designated the Assistant Company Secretary as the Compliance Officer.

15. Shareholding Pattern as on 31st March, 2003 :

Sr. No.	Category	No. of shares held	Percentage of Shareholding
	Holding of Promoter Group ('Group' as per MRTP Act, 1969)		
1.	***Individuals:***		
	Mr. Arvind N. Lalbhai	101852	0.1%
	Mr. Sanjay S. Lalbhai	50397	0.0%
	Mr. Niranjan N. Lalbhai	152	0.0%
	Mr. Samveg A. Lalbhai	52898	0.0%
	Mr. Shrenik K. Lalbhai	35831	0.0%
	Relatives of above Individuals*	141610	0.1%
2.	***Major Bodies Corporate and Trusts:***		
	Textilespace Technologies Limited	68993886	39.2%
	AML Employees Welfare Trust	10027624	5.7%
	Agrimore Limited	4536076	2.6%
	Amazon Investments Limited	1760358	1.0%
	Acropolis Investments Limited	610877	0.3%
	Altair Investment Limited	551406	0.3%
	Aeon Investment Limited	1126200	0.6%
	Anshuman Holdings Private Limited	400000	0.2%
	Anubhav Investments Limited	300000	0.2%
	Avishkar Finance and Trade Limited	213516	0.1%
	Atul Limited	178315	0.1%
	Anukul Investment Limited	173608	0.1%
	Ameer Trading Corporation Limited	149156	0.1%
	Jeet Holdings Private Limited	134082	0.1%
	Adore Investment Limited	130664	0.1%
	Amardeep Holdings Private Limited	94250	0.1%
	Alisma Investments Limited	36006	0.0%
	Affection Investments Limited	162	0.0%
	Lalbhai Realty Finance Private Limited	0	0.0%
	Anagram Securities Limited	0	0.0%
	Anagram Stockbroking Limited	0	0.0%
	Enagram Online Limited	0	0.0%
	Sanjay Family Trust	0	0.0%
	AML Management Employees Welfare Trust	0	0.0%
3.	***Other Entities****	**81013**	**0.1%**
	Total Promoter Group holding	**89879939**	**51.0%**
	Non Promoter holding		
4.	Mutual Funds and UTI	960316	0.5%
5.	Banks, Financial Institutions, Insurance Companies	10745745	6.1%
6.	Foreign Institutional Investors, NRIs/OCBs	1312698	0.7%
7.	GDR	2529820	1.4%
8.	Private Corporate Bodies	15116753	8.6%
9.	Indian Public	55627115	31.7%
	Total Non-Promoter holding	**86292447**	**48.98%**
	GRAND TOTAL	**176172386**	**100.00%**

* The names of 'Relatives of above Individuals' and 'Other Entities' are as per disclosures made as on 31st March, 2003 under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

16. Distribution of shareholding as on 31st March, 2003 :

	PHYSICAL MODE		ELECTRONIC MODE		TOTAL	%	TOTAL	%
No. of shares	No. of holders	No. of shares	No. of holders	No. of shares	No. of holders		No. of shares	
1 to 500	96799	9123197	71175	13123239	167974	90.2%	22246436	12.6%
501 to 1000	1480	1043471	8733	7254762	10213	5.4%	8298233	4.7%
1001 to 2000	445	605485	3823	5903145	4268	2.3%	6508630	3.7%
2001 to 3000	103	255300	1296	3342495	1399	0.8%	3597795	2.0%
3001 to 4000	35	124129	549	1965957	584	0.3%	2090086	1.2%
4001 to 5000	24	108613	522	2343513	546	0.3%	2607726	1.5%
5001 to 10000	25	158410	691	5120433	716	0.4%	5278843	3.0%
Above 10001	21	1652661	510	123891976	531	0.3%	125544637	71.3%
Total	**98932**	**13071266**	**87299**	**163101120**	**186231**	**100%**	**176172386**	**100%**

17. Dematerialisation of shares and liquidity :

The Company's shares are available for dematerialisation on both the Depositories viz. National Securities Depository Limited (NSDL) and Central Securities Depository Limited (CSDL). Triple Plus Debentures have been admitted on NSDL for demat.

Shares of the Company are compulsorily to be delivered in the demat form on Stock Exchanges by all investors. As on 31st March, 2003, 163101120 shares representing 92.58% of the issued capital have been dematerialised by investors and bulk of transfers take place in the demat form.

Demat ISIN Numbers :

Equity Shares fully paid	:	INE034A01011
Secured Redeemable Non-Convertible Triple Plus Debentures	:	INE034A07026
Zero Coupon Secured Optionally Convertible Debentures	:	INE034A08016
13% Secured Redeemable Non-Convertible Debentures	:	INE034A08024
6% Non-Convertible Cumulative Preference Shares (Issued on 1st January, 2001)	:	INE034A04015
6% Non-Convertible Cumulative Preference Shares (Issued on 30th March, 2001)	:	INE034A04023

18. Outstanding GDRs/ADRs/Warrants or any convertible instruments and conversion date and likely impact on equity :

As on 31st March, 2003, 25,29,820 GDRs (previous year 26,62,370) are outstanding. Each GDR represents one underlying equity share. On the same date, 1,80,49,314 Warrants (previous year: nil) are outstanding and each warrant entitles the holder to purchase one equity share before June, 2003. Also, 1,73,897 Optionally Convertible Debentures (previous year: nil) are outstanding and each debenture entitles the holder to purchase six equity shares before November, 2003.

19. Plant Locations :

- Naroda Road, Ahmedabad – 380 025, Gujarat (Two Units)
- Santej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khatrej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khokhra, Memdabad, Ahmedabad – 380 008, Gujarat
- Gut No. 172, Daravali Village, Taluka Mulshi, Dist. Pune – 412 018, Maharashtra.
- 55, Whitefield Road, Mahadevapura post, Bangalore – 560 048.

20. Unclaimed Dividend

(1) Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends upto and including the financial years 1993-1994 have been transferred to the General Revenue Account of the Central Government. Shareholders who have not encashed their dividend warrants relating to any financial year upto 1993-1994 are requested to claim the amounts from the Registrar of Companies, Gujarat, ROC Bhavan, Near Ankur Bus Stand, Naranpura, Ahmedabad 380 013 in the prescribed form. Investors may write to the Secretarial Department of the Company or the Registrars and Transfer Agents for a copy of the form.

(2) Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividends for the financial years ended 31st March, 1996 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the Investor Education and Protection Fund (IEP Fund) established by the Central Government pursuant to Section 205C of the Companies Act, 1956.

Information in respect of such unclaimed dividend when due for transfer to the said fund is given below :

Financial year ended	Date of declaration of Dividend	Due date for transfer to IEP Fund
31.03.1996	20.09.1996	06.11.2003
31.03.1997	10.09.1997	27.10.2004
31.03.1998	22.09.1998	08.11.2005

Shareholders who have not so far encashed the dividend warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the office of the Registrar and Transfer Agents, M/s. Pinnacle Shares Registry Pvt. Ltd. Shareholders are requested to note that no claims shall lie against the said Fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.

21. Nomination Facility :

Shareholders holding shares in physical form and desirous of making a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956 are requested to submit the prescribed Form 2B for this purpose. Shareholders may write to the Secretarial Department of the Company for a copy of the Form.

22. Address for correspondence :

Shareholders may correspond with the Company at the Registered Office of the Company or at the office of Registrars and Transfer Agent of the Company :

The Arvind Mills Limited Secretarial Department Naroda Road, Ahmedabad – 380 025. Phone Nos: 079-2203030/2200206 Fax No. : 079-2201608 e-mail : investor@arvind.com Web site address: www.arvindmills.com	Pinnacle Shares Registry Pvt. Ltd. Registrars and Transfer Agent AAA Hospital Premises Naroda Road, Ahmedabad-380 025. Phone Nos. : 079-2200582/2200338 Fax No. : 079-2202963 e-mail : gautam.shah@psrpl.com

The above Report has been placed before the Board at its meeting held on 29th May, 2003 and the same was approved.

For and on behalf of the Board

Sanjay S. Lalbhai *Managing Director*

Jayesh K. Shah *Director and Chief Financial Officer*

Place : Mumbai
Date : 29th May, 2003

of conditions of corporate governance

To the Members of The Arvind Mills Limited
Ahmedabad

We have examined the compliance of conditions of Corporate Governance by THE ARVIND MILLS LIMITED, for the year ended on 31st March, 2003, as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the abovementioned Listing Agreement.

As required by the Guidance Note issued by the Institue of Chartered Accountants of India, we have to state that the Registrars and Share Transfer Agents of the Company have maintained records to show Investors' Grievances against the Company and have certified that as on 31st March, 2003 there were no investor grievances remaining unattended/pending for a perioid exceeding one month.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, 29th May, 2003

DISCLAIMER

Readers are cautioned that this discussion and analysis contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "estimate," "intend," "will," and "expected" and other similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements and risks and opportunities could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their date. The following discussion and analysis should be read in conjunction with the Company's financial statements included herein and the notes thereto.

OVERVIEW

The Company is the largest cotton textiles manufacturer and exporter in India and a leading player in the branded garments in the domestic markets through its subsidiaries. The Company's principal businesses consist of manufacturing and marketing of Denim fabric, Shirting fabric, Shirts, Knitted fabric and garments.

The Company has reported its highest ever Operating Profits, Cash Accruals and Net Profits recorded since inception of the company in 1931. The Company had earlier recorded its best performance in 1996-97, since then Company was on expansion drive and then went through a rough patch. But Company's strategy of enriching its product mix and client mix for its Denim fabrics and optimizing the operations of its Shirting fabrics business have paid rich dividends over long period. The gains from business re-engineering coupled with debt restructuring, have helped the Company to emerge stronger with a positive outlook.

FINANCIAL PERFORMANCE AND REVIEW

The summarized profit and loss account is given in following table :

Rs. Crore

Period ending	Year ended March, 2003 12 months		Year ended March, 2002 6 months	
	Rs.		Rs.	
Total Income	1479		699	
Raw Materials	567	38%	262	38%
Direct Materials	120	8%	54	8%
Power, water, fuel	158	11%	74	11%
Salaries & wages	102	7%	47	7%
Decrease/(Increase) in stock	(36)	(2%)	34	5%
Other overheads	151	10%	90	13%
Total cost of sales	1061	72%	561	80%
Operating Profit	418	28%	138	20%
Other Income	12		15	
Net Interest & Finance Cost	153		58	
Cash Accrual	277		94	
Depreciation	148		74	
Profit before tax	129	9%	20	3%

Sales and Operating Income

Sales and Operating Income for the period ended 31st March, 2003 were Rs. 1479 Crore as compared to Rs. 699 Crore for six month period ended 31st March, 2002 with an annualized growth of 6 %. Export Sales, were 53% of total sales for period ended 31st March, 2003.


Annalised Sales
1600
1500
1400
1300
1200
1100
1000
1216
1238
1397
1479
1999-00
2000-01
2001-02
2002-03
Sales (Rs. Crores)


Denim 63%
Shirting 22%
Knits 3%
Yarn 6%
Others 6%

Denim contributed 63% of total revenue and grew at 3% over last year. Major reason for improved revenue is increased proportion of value added fabrics in Denim, which resulted into higher price realization, aided by resurgence in demand of Denims globally. Denim realizations increased by 7% from 95.8 Rs. / Mtr for six month period ended 31st March 2002 to 102.2 Rs. / Mtr for the period ended 31st March, 2003.

Shirting fabrics and Shirts contributed 22% of total revenue with almost full capacity utilization being achieved. Shirting Fabrics volume grew by 14% over the last year.

Knitted fabrics and garments contributed 3% of total revenue.

Expenses


Raw Materials 40%
Depreciation 11%
Interest 11%
Other Overheads 11%
Salaries & Wages 7%
Power, Water, Fuel 11%
Direct Materials 9%

Raw Material

Main raw material for the Company is cotton and the year under review has seen favourable prices of cotton, which resulted into lower cost of cotton. The cost of cotton reduced by 4% from 47.36 Rs:/Kg for the period ended 31st March, 2002 to 45.28 Rs. / Kg for the period ended 31st March, 2003. During the year under review, cotton prices touched almost twenty year low for domestic and international markets. However, the cotton prices shot up in the later part of the year. Cotton is an agro product with commodity characteristics. Cotton output and as a result its prices mainly depend upon the weather condition and hence it is difficult to project the trend.

The Consumption of bought out yarn, another important input for the Company's products, went up by 31% on annualized basis at Rs. 115 Crore for the period ended 31st March, 2003 compared to Rs. 44 Crore for the six month period ended 31st March, 2002. The Company has also purchased grey cloth to process it and sell it further, which is Rs. 33 Crore for the period ended 31st March, 2003.

Due to increased consumption of yarn and grey cloth, total raw material cost for the year 2002-03 is increased by 8% on annualized basis at Rs.567 Crore compared to Rs. 262 Crore for the six month period ended 31st March, 2002. Raw materials to sales ratio for the period ended 31st March, 2003 was 38% compared to 37% for the six month period ended 31st March, 2002.

Power and Fuel

The Company has its own captive power plants, which run on Naphtha. The cost of power and fuel is Rs. 158 Crore for the year 2002-03 compared to Rs. 74 Crore for the year 2001-02. The increase of 7% in total utility cost is mainly due to increased price of Naphtha. It is a petroleum product and the prices are volatile. The cost of naphtha for the Company was Rs. 13.4 per kg for the year 2002-03 compared to 12.3 Rs. / Kg for the year 2001-02, which shows the increase of 9%.

Company entered into forward contracts with some suppliers, which helped to hedge the cost to some extent.

Direct Materials

The cost of direct materials is Rs. 120 Crore for the year 2002-03 compared to Rs. 54 Crore for the year 2001-02, which is increased by 12% on annualized basis. The increase is mainly because of higher consumption of dyes and chemicals and other stores items on account of increased manufacturing of differentiated products.

Salary and Wages

The Salary and Wages is Rs. 102 Crore for the year 2002-03 compared to Rs. 47 Crore for the year 2001-02. It registered an increase of 9% mainly on account of outflow due to performance linked incentive scheme.

Other Overheads

Overheads which include other administrative expenses to support the Company's operations was Rs. 151 Crore for the year 2002-03 compared to Rs. 89 Crore for the year 2001-02. It is decreased by 15% on annualized basis. The reduction is mainly on account of increased thrust on cost reduction and efficient utilization of existing resources. The figures for the last year includes loss on sales of fixed assets amounting to Rs. 12 Crore, which was exceptional expense.

Operating Profits

Backed by improved revenues and lower operating costs, Company registered a 50% increase on annualized basis in its operating profits. The operating profit for the period ended 31st March, 2003 is Rs. 418 Crore against Rs. 139 Crore for six month period ended 31st March, 2002. The operating margins improved from 20% for six month period ended 31st March, 2002 to 28% for the period ended 31st March, 2003.

Other Income

Other Income for FY 2002-03 declined by Rs. 2 Crore from Rs. 14 Crore for FY 2001-02 to Rs. 12 Crore.

Interest and Finance Cost

The Company has successfully completed its debt restructuring exercise in the current financial year, which reduced the total long term debt by Rs. 347 Crore. The remaining restructured debt is having lower rate of interest compared to contracted rate. This resulted into the reduced interest cost.

The interest and finance cost is Rs. 153 Crore for the year 2002-03 compared to Rs. 59 Crore for the year 2001-02, which was net of interest income of Rs. 15 Crore earned on fixed deposits kept for payment under debt buyback scheme.

Depreciation

The depreciation was Rs. 148 Crore for the year 2002-03 compared to Rs. 74 Crore for the year 2001-02. There is no change in the method for depreciation.

Net Profit

Backed by a strong operating profit growth, the Company registered a growth in Net Profit by 219% on annualized basis. The Net Profit for the period ended 31st March, 2003 is Rs. 129 Crore against Rs. 20 Crore for six month period ended 31st March, 2002. The Net Profit Margins improved from 3% for six month period ended 31st March, 2002 to 9% for the period ended 31st March, 2003. The Cash Profit for the period ended 31st March, 2003 is Rs. 278 Crore against Rs. 94 Crore for six month period ended 31st March, 2002.

Shareholders' Funds

During the year, share capital increased by Rs. 39 Crore, which was mainly on account of unpaid allotment money amounting Rs. 36 Crore of the right issue of last financial year and warrants amounting to Rs. 3 Crore converted into equity. Reserves and surplus increased by Rs. 22 Crore to Rs. 820 Crore at the end of the FY 2002-03 against Rs. 798 Crore at the end of the last financial year.

Borrowings

Total borrowings is reduced by 18% at Rs. 1340 Crore at the end of the year 2002-03 compared to Rs. 1639 Crore at the end of the year 2001-02, on account of debt buyback under debt restructuring scheme.

Working Capital borrowing as on March 31, 2003 was Rs. 327 Crore against Rs. 303 Crore at the end of last financial year.

Investments

Investments increased by 9% at Rs. 132 Crore at the end of the year 2002-03 compared to Rs. 122 Crore at the end of the year 2001-02. The increase in investment is mainly on account of recent investment made in subsidiaries based at Mauritius for backward integration into Spinning and forward integration into Garmenting to take an advantage of business opportunities.

Working Capital and Liquidity

The net current assets decreased by Rs. 21 Crore from Rs. 689 Crore as on March 31, 2002 to Rs. 667 Crore as on March 31, 2003.

Gross current assets decreased by Rs. 72 Crore from Rs. 987 Crore as on 31st March, 2002 to Rs. 914 Crore as on 31st March, 2003. Gross current liabilities decreased by Rs. 51 Crore from Rs. 298 Crore as on 31st March, 2002 to Rs. 247 Crore as on 31st March, 2003.

The cash and bank balances reduced by Rs. 270 Crore to Rs. 12 Crore as on March 31, 2003 from Rs. 283 Crore as on March 31, 2002. The high level of cash balance for last year was exceptional and mainly due to funds accumulated for the purpose of payment under debt buyback scheme. The Company has bought large quantity of cotton by using the surplus cash it had. This is likely to substantially reduce the negative impact of cotton price increase. The Company has adequate liquidity and financial flexibility to meet its obligations as and when they arise.

INDUSTRY

Under its textiles segment, the Company has three major product groups - Denim, Shirting, and Knits. The Company manufactures the above fabrics as well as has facilities for manufacturing garments from shirting fabric and knits and is in the process of setting up its garmenting facilities for denim. The discussion on industry structure, prospects and competition is hence done product-category wise.

Product Group - Denim

Industry Structure - Global

After a period of low growth in 1997 to 1999, the global denim market is estimated to be growing at a rate of 3-4% per annum. This has been led by a higher growth in women and children segments. This has changed the structure of the industry by enhancing denim's acceptability as a fashion product.

Thus, the resurgence of Denim with focus on fashion has changed the business from that of a simple traditional mill based product with focus on production to a complex structure involving product development. Every stage of the manufacturing process has multiple variables, which, when altered, can lead to creation of a different variety of denim. This has been used by leading producers to develop newer products, by changing the composition and mix of yarns used (spinning technology, blends), weaving and finishing. These new products command a premium over basic denim as leading global apparel brands compete to bring in the latest and innovative garment into the market.

Thus, the market has shifted from plain basic denim to a mix of plain and differentiated denim.

Besides this, with the resurgence in demand, overall, demand supply situation has improved. Current global denim capacity is estimated to be around 4.4 billion meters out of which effective operational capacity is around 4.0 billion meters. Against this capacity, the current consumption level is 3.9 billion meters.

Geographical distribution of the same can be seen in graphs.

Supply Universe


Asia 53
Africa 6%
America 12%
Europe 29%

Consumption Pattern


North America 52%
Asia Pacific & others 21%
European Union 17%
South America 10%

Industry Structure - Domestic

Domestic market for denim is around 70 million meters per annum and is estimated to be growing at around 6-7% per annum. It is mainly divided into Domestic Brands, Dealers and also Garment Exporters, who manufacture apparel for exports.

The domestic denim capacities are estimated at 220 million meters with Arvind Mills having a dominant market share.

With quota dismantling due in 2005, capacities are being built up in garmenting. Many international brands and retailers like Gap, Levi's, JCPenny, Wal-Mart and many others are setting up offices in India, to adapt their sourcing pattern to the emerging opportunity.

This is likely to enhance opportunities for denim in the domestic market also. With higher disposable income, the growth in domestic market is also envisaged.

Competition

Arvind Mills is the only Company having noticeable presence in all the continents, competing with all local and global players. Major competition comes from China, Taiwan, Turkey, Brazil, and Italy etc. although comparable players are primarily USA based. However, with the higher cost structure, the US mills have gone through difficult times.

Companies in Turkey, Taiwan and to some extent China are emerging as stronger competitors.

Arvind Mills also enjoys significant market share in domestic market.

Initiatives & Developments

Arvind Mills, in recent years, has focused on product developments, which has helped it in enhancing its product/customer mix and achieve better realizations. The Company has a dedicated R&D team comprising of textile professionals including international consultants working on ongoing product development. The Company produces over 4 mn meters of denim in product development and R&D runs with almost 2 new products being developed every day.

Product Group - Shirting

Industry Structure - Global

The Global market of HVCS (High Value Cotton Shirting) is mainly EU, USA and Japan. Major producers are based in Taiwan, India, Turkey, Indonesia, China, Western Europe and USA. USA is one of the largest markets for Shirting fabrics and Garments with a trend towards import of readymade garments.

The global HCVS market is estimated at. 1.25 billion meters with the industry growing at about 5-6% pa. Fareast, Southeast, South Asia and Central America generally dominate the supply of cotton shirts to USA. For EU, Turkey, South Asia and Western Europe are major sourcing places.

Industry Structure – Domestic

The domestic market of HVCS is estimated at around 35-40 million meters with domestic capacities being about 65 million meters. Of the total domestic demand, only 15% is actually for domestic consumption with balance getting exported in the form of readymade garments with India having a higher quotas for shirts.

The domestic market is also growing at about 25% per annum and is expected to maintain this growth in tandem with the opportunities available post 2005.

The competitive strength of India in manufacturing wide range of cotton shirting has improved over a period of time. As the preference is moving towards complete packaged garments instead of fabric, the large textile mills are expanding themselves into garmenting.

Competition

Major competition comes from European and Turkish mills that are similarly placed in terms of their sizes and variety of products they can offer. Mills in China, Hong Kong and Taiwan are competitors in some of the basic and standard product categories where they can compete with their expertise to handle big run-sizes.

Arvind Mills has an edge over its competitors with its dedicated indigo dyed shirting capacity. It is also the largest and dominant domestic player.

Initiatives & Developments

The shirting facility with a capacity of 34 million meters per annum at Santej had been commissioned in 1999 and has state of the art machinery and technology. It has the capability to develop and manufacture various varieties of shirtings with innovation and flexibility in sourcing raw materials with excellent supply chain management.

The prime focus of the management initially was to enhance capacity utilization of the shirting unit. The unit achieved almost full capacity utilization in FY 2002-03. The Company has been able to build a wide customer base by its ability to produce high quality fabric on a consistent basis.

Besides this, the Company is also replicating its denim division strategy of differentiating the product mix and enhancing the customer base further in shirting fabric. The focus is on developing alliances with major apparel brands through constant product innovation and development.

This strategy has resulted in a growth in business volumes from existing clients like Marks & Spencer, Banana Republic, Liz Claiborne, Ann Taylor, The GAP, Zara etc. and initiation of business with new ones in Italy, Spain, the UK and the USA.

The Company has established its shirts manufacturing facility at Bangalore with a capacity of 2.4 million pieces per annum to make it vertical and offer garments instead of fabric to its existing and new customers.

Product Group - Knits

Industry Structure - Global

Within textiles, knitted fabric / garment is one of the fastest growing and one of the most promising product groups as consumers worldwide have started preferring it as a premium casual wear. Since Knits have higher fashion sensitivity, retailers prefer to have suppliers in close proximity, hence the knits fabric trade has been transformed into garment trade, to a large extent.

US retail data for the year 2000-01 reflects that 53% of the retail sales in apparel business are in Knits apparel category, up from 38% in 1993-94. The Knits category is expected to grow in the region of 5% offering a promising outlook for Knits in Textile and Apparel Business worldwide.

Industry Structure - Domestic

In India, the Knitting Industry is concentrated primarily in the unorganized sector, with only a handful of large players in the organized sector. Knitting is concentrated primarily in the cities of Tirupur and Ludhiana located in Southern and Northern India respectively.

Knitted garments account for almost half of India's garment (woven and knits) exports. This may partially be due to quota constraints in other categories. Just like any other category of textiles, for knits too the USA and EU are the largest markets. In the coming years, Indian knitting industry's overall annual growth is estimated to be around 15 per cent.

Competition

From Indian perspective, the competition for the basic / commodity products comes from the unorganized sector based at Tirupur, Ludhiana, Bangalore, Delhi etc. who cater to the lower end of the market. There are few vertically integrated companies which are in a position to offer "one stop shop" garment packages to big brands or big buyers.

Arvind Mills has a competitive edge over other players as it has the capability to produce the entire spectrum of differentiated products like mercerized, stretch, indigos and all types of yarn dyed structures and specialized finishes.

Internationally China, Pakistan, Turkey, Egypt, Philippines are major centers of Knit garments and have equal or higher quota for EU and USA.

Initiatives & Developments

The Company has taken several initiatives to introduce new products. Differentiation with enriched product mix has resulted in an improved customer mix.

Company has secured large business from major sports labels including Nike, Reebok, Fila etc. besides global brands such as GAP, Old Navy, Capital Mercury etc.

The Company also supplies to most of the domestic premium brands such as Colorplus, Parks, Wills Sport and Madura Garments.

The Company has engaged NIFT for the training and development of its workers on a continuous basis, which has improved the efficiency.

WTO AND QUOTA DISMANTLING

On December 31, 2004, the Agreement on Textiles and Clothing (ATC) will come to an end. And with it, so will all quotas on apparel or textile import between member states of the World Trade Organization (WTO). This is the current central issue in the world apparel industry.

Since 1947, when the General Agreement on Trade and Tariffs (GATT) was first signed, an increasing proportion of international trade has been regulated by international agreements, designed to ensure countries could erect or maintain barriers to international trade only under mutually agreed terms. Apparel and textiles were not included in GATT provisions. In 1974, the Multi-Fibre Agreement (MFA) was signed, without reference to the GATT, essentially ratifying countries' rights to impose quotas on textile and apparel imports from each other. This was intended to be a temporary measure, allowing rich countries time to restructure their apparel and textile industries before opening them up to competition from poorer countries.

In practice, the MFA was frequently renewed. In 1994, the GATT signatories signed the ATC committing to phasing out the MFA. Almost simultaneously, the GATT was replaced by the World Trade Organization. Further, at 2001 WTO meeting at Doha, member nations agreed to dismantle the quotas and liberalize other trade protection measures such as import duty reduction.

The most important underlying principles of the ATC are:

- that quotas would be phased out to an agreed timetable (16% of imports quota-free by 1/1/95, a further 17% by 1/1/98, a further 18% by 1/1/02 and the remaining 49% by 1/1/05).
- that there would be no extension date.
- that the ATC would be binding only on trade between WTO member states.
- that there would be temporary provisions while the ATC was in force, for monitoring progress and managing disputes.
- international trade in apparel and textiles would, from 1/1/05, be subject to the same procedures for dispute management and emergency measures as other trade categories. There would be no "replacement" for the MFA or ATC.

Because of the quotas, otherwise cost efficient Asian countries like India, China, Indonesia and Pakistan, are held back from exporting to lucrative markets almost across the board. They are likely to be the biggest beneficiaries, post 2005. Currently, only four economies apply quotas on textiles or apparel, namely the US, EU, Canada and Turkey. The US and the EU are the most lucrative markets in terms of volumes and margins, and the abolition of quotas will generate immense opportunity for global exporters.

Having the requisite capabilities to produce world-class apparels and export them to the quality-conscious US and EU markets, upon abolition of quotas and the proposed liberalization of the import duties the Asian countries will be largely benefited. The Company anticipates that due to cost advantage to Asian suppliers, there would be an increase in preference for them in USA and Europe, the benefit of which can be passed on to customers.

The government of India has recognized the importance of this sector and in order to give boost to the industry, has taken several initiatives such as removing fiscal distortions, setting up Textile Parks and providing fiscal incentives for modernization and expansions.

COMPANY'S GROWTH PROSPECTS

The Company believes that abolition of quota will be a turning point for the textile industry in India in general and Arvind Mills in particular.

India is one of the most cost efficient producers of garments in the world as significant portion of the cost of converting fabrics into garments is manpower cost.

Arvind is uniquely poised to take the advantage of the opportunity. It has established itself as a quality supplier of fabrics to the leading brands of the world. It is planning to move up the value chain and supply garments to international customers. To this effect, it has already vertically integrated itself partially. Approximately 12% of shirting fabrics are converted into shirts and 16% of its knits production is sold as knit garments. Through its subsidiary company in Mauritius, it is entering the business of supply of jeans made out of denim fabrics.

Going forward, it plans to increase its vertical integration in all the product groups –denim, shirtings and knits- over next few years.

RISK MANAGEMENT

The Company faces general risks inherent in any business including political, legal, geographical, economical, environmental etc and takes appropriate steps to mitigate them and reduce their impact to the extent possible.

Some of the significant risks specific to the Company's business and operations are detailed below:

Product Concentration

The Company's product portfolio was historically dominated by Denim, which to some extent is a cyclical business. On one hand, denim prices could vary with changes in the demand supply scenario. On the other hand, this has no or limited correlation with two of the key inputs, cotton and naphtha, both of which are commodities with inherent price volatility.

The Company was adversely impacted in 1997-99 when denim realizations dropped and input costs increased.

The Company's strategy to de-risk its business portfolio includes :

- Continuous differentiation in product mix and enhancing key customer relationships to de-commoditise the denim business and reduce cyclicality
- reduced dependence on denim by increased thrust on Shirting and Knits
- focus on higher value added garments business.

Cotton Costs

Cotton is the key input for the Company's products and accounts for almost 25% of sales. Cotton being an agro-product, it is difficult to predict the prices, which have been volatile.

The Company has strengths in cotton procurement and usage.

The Company has developed technical capabilities in using lower grade cotton available in India, for manufacture of quality yarn and fabric. Ability of the Company to use variety of cotton allows it to keep cotton costs under control even when cotton prices move up, as is currently the case.

The Company has taken various initiatives such as recycling cotton waste to contain the cost of cotton.

The Company has already covered cotton for its requirements till November, 2003 in November, 2002-Jan 2003. Cotton prices have moved up significantly since then.

Naphtha/Fuel

Volatility in naphtha prices directly affects utility cost. Naphtha prices have been volatile in line with oil prices. The Company uses various hedging mechanisms to reduce the impact of volatility. It is also evaluating options for alternative fuels like gas to run its captive power plants, which can reduce the cost dramatically and is in active discussions with a few suppliers.

Foreign Exchange Fluctuations

52% of the Company's turnover is in form of direct exports. Close to 70% of exports are in denominated in US Dollars and 25% are in EURO. The Company also imports some of its raw materials besides machineries and spares as required apart from having foreign currency borrowings.

The foreign exchange markets are volatile. As the Company is a net foreign exchange earner, any appreciation of the Rupee against foreign currencies can impact its margins.

The Company actively manages its foreign exchange exposures and uses various hedging mechanisms with a view to reduce the impact of the volatility of the exchange rates.

The Company has a policy and system in place to manage its various risks. In order to further strengthen them, the Company has commissioned an expert agency to advise the Company on some of the risks.

INTERNAL CONTROL SYSTEMS

The Company has well defined and institutionalized business processes with effective control systems to ensure that assets and interests of the Company are safeguarded.

The Company has been using Enterprise Resource Planning (ERP) package of SAP, a leading supplier of ERP packages worldwide having its own method of controlling each transaction and system thereof.

The Company has a special task force working on budgetary controls. Each business division is responsible for preparation of the budget, which is reviewed along with the performance on monthly basis and corrective actions, wherever needed, are taken to ensure compliance. Considering the size and nature of operations of the Company, the overall control systems are adequate to meet the requirements.

The Company also has its own internal audit team comprising of qualified professionals as well as external audit firms retained by the Company to monitor business processes and risks associated with them.

DEVELOPMENTS ON HUMAN RESOURCES AND INDUSTRIAL RELATIONS

The year under review has seen a change in the policies and procedures, necessitated by the need to make the organization high performing and successful. The Company has always valued its human resources and believes in unlimited potential of each employee.

The Company's performance linked group incentive scheme has given positive results and hence teamwork is accepted as a concept within the Company. Variable compensation has been also accepted and various divisions, to attain targets, have put great amount of efforts. The basic purpose of the scheme, to create a performance and profit driven culture and simultaneously create an environment to enhance teamwork and build business focus, is being served. The Scheme has been modified to make it more challenging by introducing stretched target with additional rewards and recognition to further enhance the profitability by optimum utilization of resources and ultimately sustain competitive advantage within the industry to emerge as a leader. Industrial relations at the Company continue to be cordial.

SUBSIDIARY COMPANIES

Arvind Products Limited (APL)

APL, a 50.2% subsidiary, is engaged in manufacturing & marketing voiles fabrics, gabardine fabrics. It also makes yarns mainly for consumption by Arvind Mills.

The Company has performed well and EBIDTA improved by 282% at Rs. 64 Crore for the period ended 31st March, 2003 compared to Rs. 17 Crore for the six month period ended 31st March, 2002. The margin improved to 17% from 10%. The company has turnaround during the current year and has reported Net Profit of Rs. 0.5 crore in FY 2002-03 compared to Net Loss of Rs. 24.1 Crore for the 6 month period ended 31st March, 2002.

The Company benefited from the improved performance of voiles business and reduction of interest cost on account of debt restructuring. The gabardine business, which did not perform and had led to losses in recent past, has shown improvement in the later part of year and is expected to do better in the coming year.

Arvind Overseas (Mauritius) Limited (AOML)

AOML, a 100% subsidiary, is engaged in manufacturing denim fabrics in Mauritius.

AOML reported an EBIDTA of Rs. 6 Crore for the period ended 31st March, 2003 compared to Rs 12 Crore of EBIDTA for six month period ended 31st March, 2002. The reduction in profits is mainly due to lower volumes on account of problems in Madagascar. AOML reported a Net Profit of Rs. 1 crore during the current year compared to Net Profit of Rs. 5 crore during the previous year.

Mauritius, being an African country, is a strategic location having duty and quota free access of garments to the United States, if the fabric and yarn used for making garments is manufactured in Africa.

In order to take advantage of its strategic location, the Company is setting up a 2.1 Million pieces per annum garment manufacturing plant, expected to be commissioned during FY 2003-04. Besides this, Arvind Mills has set up a new 100% subsidiary called "Arvind Spinning Ltd." to manufacture yarn in Mauritius for AOML.

Arvind Brands Limited (ABL) and its subsidiaries

ABL along with its two subsidiaries, Arvind Clothing Ltd. (ACL) and Arvind Fashions Ltd. (AFL), is engaged in the business of marketing branded garments in India. These companies own brands like Newport, Flying Machine, Ruggers, Excalibur, Ruf & Tuf etc. It is the licensee in India for "Arrow", "Lee" and "Wrangler" brands .

ABL, on consolidated basis, has reported positive EBIDTA of Rs. 3 Crore for the period ended 31st March, 2003 compared to negative EBIDTA of Rs 34 Crore for six month period ended 31st March, 2002. ABL reported a Net Loss of Rs. 42 Crore for the current year compared to Net Loss of Rs. 68 Crore for 6 month ended 31st March, 2002 – a reduction of 38%.

Improvement in operations of ABL during current year is attributable to shift in focus away from "volume growth" to "profitable growth" which resulted in increased sales realizations across all brands and tighter controls over variable and fixed costs.

Excise duty was levied on branded garments in 2001. At the same time, the unorganized sector was exempt from the duty leading to unfair competition, which impacted the performance of ABL.

Restoration of level playing field coupled with reduction in excise duty in the current Union Budget is expected to significantly benefit ABL. The Company is actively pursuing various options to reduce its finance cost.

Other subsidiaries

Arvind Worldwide (M) Inc and Arvind Worldwide Inc. (USA) are marketing subsidiaries of Arvind Mills.

Asman Investments Limited and Lifestyle Fabrics Limited do not have any significant operating businesses.

During the year Big Mill Lauffenmuhle GmbH has been wound up and Omnitalk Wireless Solutions Limited and Syntel Telecom Limited have been de-subsidiarised.

Auditors' Report to the shareholders

We have audited the attached Balance Sheet of THE ARVIND MILLS LIMITED, as at 31st March, 2003 and also the annexed Profit & Loss Account and Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

A. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
2. In our opinion, proper Books of Account as required by law have been kept by the Company, so far as appears from our examination of those books.
3. The Balance Sheet, Profit & Loss Account and Cash Flow Statement, dealt with by this report, are in agreement with the books of account.
4. In our opinion, the Balance Sheet and Profit & Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.
5. On the basis of written representations received from the Directors, as on 31st March, 2003, and taken on record by the Board of Directors, we report that none of the said Directors are disqualified as on 31st March, 2003 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
   (a) in the case of the Balance Sheet, of the state of the affairs of the Company as at 31st March, 2003;
   (b) in the case of the Profit & Loss Account, of the Profit for the year ended on that date;
   (c) in the case of the Cash Flow Statement, of the Cash Flows for the year ended on that date.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. Anklesaria
Partner

Mumbai
29th May, 2003

Annexure referred to in paragraph 'A' of the Auditors' Report to the members of the Arvind Mills Limited on the accounts for the year ended 31st March, 2003.

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the Management during the year and no serious discrepancies between the book records and physical inventory have been noticed.
2. None of the fixed assets have been revalued during the year.
3. Physical verification of finished goods, stores, spare parts and raw materials has been conducted by the Management during the year. In our opinion, the frequency of the verification is reasonable.
4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material.
6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has not taken any loans, secured or unsecured, from the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
8. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 and/or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
9. The Company gives loans to its employees who are repaying the principal amount and interest as stipulated.

   In absence of any stipulations regarding repayment of principal amount in respect of interest free loans and advances given to the subsidiaries and other companies, no amounts have been recovered during the year.

   In respect of interest free loans given to employee welfare trusts, no stipulations have been fixed for repayment of principal amount.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, plant and machinery, equipments and other assets and for the sale of finished goods.
11. According to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials and services or the prices at which transactions for similar goods, materials or services have been made with other parties or as available with the Company.
12. According to the information and explanations given to us, the Company has a procedure for determination of unserviceable or damaged stores, raw materials and finished goods, Adequate provision has been made in the accounts for the loss arising on the items so determined.
13. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58-A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules 1975 with regard to the deposits accepted from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of by products and scraps.
15. The Company has an internal audit system, which in our opinion is commensurate with the size and nature of its business.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of these records with a view to determine whether they are accurate or complete.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited by the Company during the year with the appropriate authorities.
18. According to the information and explanations given to us, there are no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Customs Duty and Excise Duty which have remained outstanding as at 31st March, 2003 for a year of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
20. The Company is not sick industrial Company within the meaning of Clause (O) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provision) Act, 1985.
21. In relation to trading activities of the Company, damaged goods have been determined and adequate provision for loss has been made in the accounts.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Mumbai
29th May, 2003

N.D. Anklesaria
Partner



[illegible] as at 31st March, [illegible]

	Schedule	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	**248.06**	209.55
Reserves and Surplus	2	**819.52**	797.99
		1067.58	1007.54
Loan Funds			
Secured Loans	3	**1093.88**	1144.70
Unsecured Loans	4	**246.32**	494.01
		1340.20	1638.71
TOTAL		**2407.78**	2646.25
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		**2000.64**	1988.46
Less : Depreciation		**438.61**	293.03
Net Block		**1562.03**	1695.43
Capital work in progress		**46.07**	39.63
		1608.10	1735.06
Investments	6	**132.45**	121.49
Current Assets, Loans & Advances	7		
Inventories		**383.38**	213.08
Sundry Debtors		**234.35**	236.25
Cash and Bank Balances		**12.33**	282.71
Other Current Assets		**17.90**	20.32
Loans and Advances		**266.29**	234.37
		914.25	986.73
Less : **Current Liabilities and Provisions**	8		
Liabilities		**241.25**	292.15
Provisions		**5.77**	6.09
		247.02	298.24
Net Current Assets		**667.23**	688.49
Debit Balance in Profit and Loss Account		**—**	101.21
		—	101.21
TOTAL		**2407.78**	2646.25
Notes Forming Part of Accounts	15		
Cash Flow Statement	16		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, 29th May, 2003

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

for the year ended 31st March, 2003

	Schedule	2002-2003 (12 Months)	2001-2002 (6 Months)
		(Rs. in Crore)	
INCOME :			
Sales and Operating Income	9	**1479.17**	698.91
Other Income	10	**12.32**	14.47
		1491.49	713.38
EXPENSES :			
Raw Materials Consumed		**494.08**	226.62
Purchase of Finished goods		**7.92**	1.82
Employees' Emoluments	11	**101.61**	46.28
Others	12	**494.00**	251.22
Interest & Finance Costs (Net)	13	**152.79**	59.40
Depreciation		**148.14**	74.04
Decrease/(Increase) in Stocks	14	**(36.38)**	33.74
		1362.16	693.12
Profit for the year		**129.33**	20.26
Balance as per last year's Balance Sheet		**(101.21)**	(630.89)
Interim Dividend on Preference Shares (Subject to deduction of tax)		**6.69**	—
Transferred from General Reserve		**—**	32.59
Transferred from Debenture Redemption Reserve		**—**	20.20
		21.43	(557.84)
Set off Against Reconstruction Reserve		**—**	456.63
		21.43	(101.21)
Balance carried to Balance Sheet		**21.43**	(101.21)
		21.43	(101.21)
Earning Per Share (Note No : 17) - Basic		**7.08**	1.34
- Diluted		**6.83**	1.34
Notes Forming Part of Accounts	15		
Cash Flow Statement	16		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, 29th May, 2003

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
SCHEDULE '1' : SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 23,00,00,000) of Rs.10/- each	230.00	230.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs.100/- each	90.00	90.00
	320.00	320.00
ISSUED & SUBSCRIBED		
EQUITY SHARES		
17,61,72,386 Equity Shares (Previous Year 17,59,62,404) of Rs.10/- each fully paid up. (2,09,982 Equity Shares of Rs. 10/- each allotted at a premium of Rs. 5/- per share during the year on conversion of Warrants alloted to Lenders)	176.17	175.96
Less : Unpaid Allotment Money		
(I) By Directors	—	—
(II) By Others	0.32	35.91
	0.32	35.91
	175.85	140.05
(of the above shares 39,44,950 Equity Shares have been allotted as fully paid Bonus Shares (Previous Year 39,44,950 Equity Shares) by way of capitalisation of Reserves and 16,12,268 Equity Shares (Previous Year 16,12,268 Equity Shares) allotted as fully paid in terms of Scheme of Amalgamation without payment being received in cash.)		
WARRANT		
1,80,49,315 Warrants (Previous Year NIL) of Rs. 1.50 each (During the year 1,82,59,297 Warrants were issued at Rs. 1.50 each, of which 2,09,982 warrants were converted to Equity Shares)	2.71	—
PREFERENCE SHARES		
69,50,000 6% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each (Previous year 69,50,000 Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each) (Note No. 5 for terms of Redemption)	69.50	69.50
	248.06	209.55
SCHEDULE '2' : RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	0.33	0.33
SHARE PREMIUM ACCOUNT		
As per last Balance Sheet	769.66	771.25
Add : Share Premium Received	0.10	—
Less : Share Issue Expenses Adjusted	—	1.59
	769.76	769.66
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	28.00	48.20
Less : Transferred to Profit & Loss Account	—	20.20
	28.00	28.00
GENERAL RESERVE		
As per last Balance Sheet	—	32.59
Less : Transferred to Profit & Loss Account	—	32.59
	—	—
RECONSTRUCTION RESERVE		
As per last Balance Sheet	—	—
Created under the Scheme of Arrangement	—	456.63
Less : Set off against Debit Balance of Profit & Loss Account	—	456.63
	—	—
BALANCE IN PROFIT & LOSS ACCOUNT	21.43	—
	819.52	797.99
SCHEDULE '3' : SECURED LOANS		
(Note No. 6)		
DEBENTURES	53.23	55.88
Add : Funded Interest	1.17	2.65
Add : Interest accrued and due (Rs. 44,000/-)	—	0.65
	54.40	59.18
FROM BANKS		
Cash Credit and other facilities	327.14	303.03
	327.14	303.03
Term Loans	433.12	332.71
Add : Funded Interest	62.00	32.70
Add : Interest accrued and due	—	6.45
	495.12	371.86
FROM FINANCIAL INSTITUTIONS AND OTHERS	187.64	272.67
Add : Funded Interest & other Financial Facilities	29.58	129.95
Add : Interest accrued and due	—	8.01
	217.22	410.63
	1093.88	1144.70
SCHEDULE '4' : UNSECURED LOANS		
DEBENTURES	—	9.00
	—	9.00
Fixed Deposit From		
Public	—	3.22
	—	3.22
Loans From		
Banks	196.35	410.39
Financial Institutions & Others	43.60	49.27
	239.95	459.66
Add : Funded Interest & other Financial Facilities	6.37	16.76
Add : Interest accrued and due	—	5.37
	246.32	481.79
	246.32	494.01

SCHEDULE '5' : FIXED ASSETS (Rs. In Crore)

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As on 31.03.2002	Additions	Deductions	**As on 31.03.2003**	As on 31.03.2002	Additions	Deductions	**As on 31.03.2003**	**As on 31.03.2003**	As on 31.03.2002
Freehold Land	273.56	—	—	**273.56**	—	—	—	—	**273.56**	273.56
Leasehold Land	138.48	—	—	**138.48**	—	—	—	—	**138.48**	138.48
Buildings	286.14	1.49	6.96	**280.67**	21.25	10.73	0.29	**31.69**	**248.98**	264.89
Machineries	1250.80	21.46	5.45	**1266.81**	265.07	134.02	1.86	**397.24**	**869.57**	985.73
Machinery given on lease	8.11	—	—	**8.11**	1.68	0.83	—	**2.51**	**5.60**	6.43
Motor Vehicles	4.50	1.65	0.75	**5.40**	0.93	0.58	0.22	**1.29**	**4.11**	3.57
Office Machinery & Dead Stocks	26.87	1.51	0.77	**27.61**	4.10	1.97	0.19	**5.88**	**21.73**	22.77
Total	**1988.46**	**26.11**	**13.93**	**2000.64**	**293.03**	**148.14**	**2.56**	**438.61**	**1562.03**	**1695.43**
Previous Year	2004.52	7.87	23.93	1988.46	220.72	74.04	1.73	293.03		
Capital Work-in-Progress (Including Advances for Capital Expenditure)									**46.07**	39.63
									1608.10	1735.06

Notes :

a) Freehold land includes Rs. 13.90 Crore (Rs.13.90 Crore) being the revalued amount of plot of land owned by a society wherein Company has right to its membership.

b) Buildings includes Rs. 1.26 Crore (Rs. 1.26 Crore) in respect of ownership flats in Co-Operative Housing Society and Rs. 2,500/- (Rs. 3,000/-) in respect of shares held in Co-Operative Housing Society.

c) Gross Block includes Rs.37.47 Crore being the amount added on revaluation as at 1st April, 2000 and credited to Revaluation Reserve.

SCHEDULE '6' : INVESTMENTS **

	No. of Shares/ Debentures/ Units	(Rs. in crore) As at **31.03.2003**	As at 31.03.2002
GOVERNMENT SECURITIES (QUOTED)			
5.5% 2000, Loan (Face Value Rs. NIL) (Previous Year Rs. 27,300/-) (Redeemed during the year)		**0.00**	
GOVERNMENT SECURITIES (UNQUOTED)			
National Saving certificates (Previous Year Rs. 10,000/-) (Written off during the year)		**0.00**	
Indira Vikas Patra (Previous Year Rs. 10,000/-) (Redeemed during the year)		**0.00**	
TRADE INVESTMENTS (UNQUOTED)			
FULLY PAID EQUITY SHARES			
Ahmedabad Cotton Merchants' Co-operative Shops and Warehouses Society Ltd. (Rs. 2,500/-) (Previous Year Rs. 2,500/-)	10		
Gujarat Cloth Dealers Co-operative Shops and Warehouses Society Ltd. (Rs. 1,000/-) (Previous Year Rs. 1,000/-)	10		
Art Silk Co.operative Ltd. (Previous Year Rs. 17,600/-) (Written off during the year)	—	—	
Arya Omnitalk Wireless Solutions Ltd. @ (Previous Year Rs. 1,000/-)	25000	**0.03**	
Syntel Telecom Ltd. @ (Rs. 20/-) (Previous Year Rs. 20/-)	2		
Rayon Mills Commercial Corporation Ltd. (Previous Year Rs. 5,000/-) (Written off during the year)	—		
OTHER INVESTMENTS			
FULLY PAID DEBENTURES/BONDS/ UNITS (Quoted)			
* Maha Krishna Valley Development Corporation Ltd. (13.25% Secured Non-Convertible Redeemable Bonds of Rs.1,00,000/- each.)	63	**0.63**	0.63
* UTI MIP - 1999 (47254 units allotted during the year)	514496	**0.51**	0.47
* UTI MMF (188992 units sold during the year)	—	—	0.27
INVESTMENT IN SUBSIDIARY COMPANIES			
(a) Fully Paid Equity Shares (Unquoted)			
Arvind Brands Ltd. *** (Pledged with ICICI Ltd. against loan extended to the above company)	29700007	**87.03**	87.03
$ Asman Investments Ltd. ***	40000	—	—
Arvind Worldwide (M) Inc., Mauritius *** (Shares of US $ 100 each)	54840	—	—
Arvind Worldwide Inc., Delaware *** (Shares without par value)	500	**0.07**	0.07
Arvind Overseas (M) Ltd., Mauritius (Shares of Mau Rs.100 each) (2,99,888 Shares purchased during the year)	2147288	**38.16**	33.02
Arvind Spinning Ltd., Mauritius (Shares without par value) (Purchased during the year)	356311	**6.02**	0.00
(b) Fully Paid Debentures (Unquoted)			
Asman Investments Ltd. *** (0% Optionally Convertible Debentures of Rs. 100/- each.)	5166000	—	—
Units of Unit Trust of India (Unquoted) (Rs. 34,224/-) (Previous Year Rs. 34,224/-)	2640		
Total		**132.45**	121.49
Aggregate value of quoted Investments			
At cost price		**1.14**	1.37
* At market price		**1.14**	1.37
Aggregate value of unquoted Investments			
At cost price		**131.31**	120.12

* Listed but not quoted and cost price is taken as market value.

** Investments are held as long term investments and valued at cost unless otherwise stated.

*** Revalued and adjusted in 2001-2002 as per the Scheme of Arrangement and the direction of High Court.

@ Ceased to be subsidiaries during the year.

$ Previous Year 30,00,000 Equity Shares of Rs. 10/- each. 10,00,000 Equity Shares purchased during the year. As per the order of The High Court of Gujarat dated 7th April, 2003, the paid up capital of Asman Investments Ltd. was reduced from Rs. 4 Crore divided into 40,00,000 Equity Shares of Rs. 10/- each to Rs. 4 lacs divided in to 40,00,000 Equity Shares of Rs. 0.10 each.

Simultaneously the resulting 40,00,000 fully paid up Equity Shares of Rs. 0.10 each have been consolidated into 40,000 Equity Shares of Rs. 10/- each fully paid up.

Forming part of the accounts

SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
CURRENT ASSETS		
Inventories		
Stores and Spares	24.76	25.17
Fuel	6.59	7.34
Stock in trade		
Raw Materials	201.92	66.92
Finished Goods	86.86	58.70
Goods in Transit	0.08	—
Work-in-Progress	61.99	53.74
Waste	1.18	1.21
	352.03	180.57
	383.38	213.08
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	30.88	29.69
Considered doubtful	0.39	0.36
Less : Provision	0.39	0.36
	—	—
	30.88	29.69
Others (Considered good)	203.47	206.56
	234.35	236.25
Cash & Bank Balances		
Cash on hand	0.38	0.51
Cheques on hand	0.04	2.52
Funds in Transit	0.55	0.72
Bank Balances		
With Scheduled Banks		
In Current Accounts (including Rs. 0.67 crore in unpaid dividend accounts) (Previous Year Rs. 0.78 crore)	11.19	5.20
In Exchange Earners Foreign Currency A/c.	0.09	67.20
In Cash Credit Account	0.03	1.19
In Saving Accounts (Rs. 33,348/-) (Previous year Rs. 33,348/-)		
In Fixed Deposit Accounts (Rs. 0.03 crore lodged with banks as security for guarantee facility and (Rs. 38,848/-) lodged with Court for ESI case Previous year Rs. 0.50 crore and (Rs. 38,848/-) respectively)	0.05	205.37
	11.36	278.96
	12.33	282.71
Other Current Assets		
Interest accrued	0.06	0.34
Other receivables	17.84	19.98
	17.90	20.32
LOANS & ADVANCES (Unsecured, Considered good unless stated Otherwise)		
Loans & Advances		
Advances Receivable in cash or kind or for the value to be received	83.09	92.56
Other Loans	27.53	21.16
	110.62	113.72
Loans and Advances to Subsidiary Companies	154.16	107.64
Advance tax paid	1.51	13.01
	266.29	234.37
	914.25	986.73

SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
Current Liabilities		
Acceptances	41.44	31.78
Sundry Creditors		
- Due to SSI Units	2.85	2.42
- *Others*	125.39	206.77
Other Liabilities	53.39	29.47
Interest accrued but not due on loans	15.84	18.77
Investor Education and Protection Fund shall be credited by the following amount namely : @		
- Unpaid dividend	0.67	0.78
- Unpaid Matured Deposits	0.29	0.68
- Unpaid Matured Debentures	0.70	0.35
- Warrants issued but not encashed		
- Interest on Deposits	0.29	0.49
- Interest on Debentures	0.39	0.64
	2.34	2.94
	241.25	292.15
Provisions		
Pension	0.80	0.88
Gratuity	2.37	3.00
Leave Encashment	2.60	2.21
	5.77	6.09
	247.02	298.24

@ No amount is due as on 31st March, 2003 for credit to Investor Education and Protection Fund (Fund). The actual amount to be transferred to the fund in this respect will be determined *on the respective due dates.*

	2002-2003 (12 Months) (Rs. in Crore)	2001-2002 (6 Months) (Rs. in Crore)
SCHEDULE '9': SALES AND OPERATING INCOME		
Sales	1546.05	737.52
Less : Excise Duty	70.89	40.58
	1475.16	696.94
Processing Income (Income Tax deducted Rs. 0.02 crore *Previous year Rs. 0.03 crore)*	4.95	1.83
(Loss) on forward exchange contracts (Exports)	(1.80)	(0.04)
Other Operating Income	0.86	0.18
	1479.17	698.91
SCHEDULE '10': OTHER INCOME		
Income from investments (Gross)		
From Government Securities (Rs. 10,000/-)	—	—
From Other Investments (Income Tax deducted Rs. 0.01 crore Previous year Rs. Nil)	0.14	0.06
Other Income	9.47	4.58
Rent (Income Tax deducted Rs. 0.02 crore Previous year Rs. 0.03 crore)	0.11	0.16
Profit on sale of investments	0.04	0.00
Excess Provision No Longer required (Net)	2.56	9.67
	12.32	14.47
SCHEDULE '11' : EMPLOYEES' EMOLUMENTS		
Salaries,Wages,Bonus and Gratuity	86.34	39.58
Contribution to Provident Fund and Other Funds	11.75	5.61
Welfare expenses	2.33	0.97
	100.42	46.16
Directors' Remuneration	0.88	0.12
Directors' Commission	0.31	0.00
(Note No:2)	1.19	0.12
	101.61	46.28

	(Rs. in Crore) 2002-2003 (12 Months)	2001-2002 (6 Months)
SCHEDULE '12': OTHERS		
Power & Fuel	**158.43**	74.27
Stores consumed	**119.83**	53.65
Processing charges	**64.72**	33.84
Repairs		
Building repairs	**1.12**	0.48
Machinery repairs	**36.02**	18.74
Other repairs	**5.18**	2.19
	42.32	21.41
Printing, Stationery and Communication	**3.99**	2.24
Insurance premium	**6.12**	2.55
Rates & Taxes	**3.49**	2.92
Excise duty	**5.11**	0.72
Rent	**2.68**	1.88
Commission, Brokerage and Discount	**23.16**	8.33
Advertisement expenses	**2.06**	0.35
Freight,Insurance and Clearing Charges	**22.11**	11.47
Provision for doubtful debt	**0.03**	0.36
Bad Debts Written Off	**1.27**	1.15
Fixed Assets Written Off	**0.00**	0.02
Loss on sale of fixed assets (Net)	**1.06**	12.22
Directors' Sitting fees (Previous Year Rs. 20,000/-)	**0.02**	
Other expenses	**37.60**	23.84
	494.00	251.22

	(Rs. in Crore) 2002-2003 (12 Months)	2001-2002 (6 Months)
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	**75.09**	33.20
Others	**30.27**	11.81
	105.36	45.01
Less : Interest Income		
Interest from others (Gross) (Income tax deducted Rs. 0.43 crore Previous year Rs. 0.09 crore)	**7.58**	15.25
Net Interest Expenses	**97.78**	29.76
Lease Rent & Expenses	**45.15**	22.50
Other Finance Cost	**15.21**	5.99
Exchange Rate Difference on Loans	**(5.35)**	1.15
	152.79	59.40
SCHEDULE '14': DECREASE /(INCREASE) IN STOCK		
Finished goods,Work-in-progress and Waste		
Closing Stocks	**150.03**	113.65
Opening Stocks	**113.65**	147.39
Decrease/(Increase) in Stock	**(36.38)**	33.74

SCHEDULE 15

NOTES FORMING PART OF ACCOUNTS:

1. SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accrual method of accounting. The financial statements have been prepared in accordance with the historical cost convention and accounting principles generally accepted in India.

(A) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(B) VALUATION OF INVENTORY

(B.1) The stock of Work-in-progress and finished goods of the fabric business has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost basis and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Division) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods lying within the factory and bonded warehouse at the end of the year.

(C) FIXED ASSETS & DEPRECIATION

(C.1) The Fixed Assets of the Company are revalued as on 1st April, 2000. Consequently the block is stated at the revalued cost.

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets after 1st April 2000 have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on additions to Fixed Assets after 1st April, 2000 has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation.

(D) INVESTMENTS

Long Term investments are stated at cost. Current investments are stated at lower of cost and net realisable value.

(E) FOREIGN CURRENCY TRANSACTIONS

(E.1) The foreign currency monetary items consisting of loans, trade receivables, payables and balances in bank accounts at the end of the year have been restated at the rate prevailing at the balance sheet date. The difference arising as a result has been accounted as income / expense as per the Accounting Standard 11 (Revised 2003) on " Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

(E.2) Non-monetary items in the form of investments in the shares of foreign subsidiary companies are reported at the rate of exchange prevailing on the date of investment.

(E.3) The premium/discount on booking of forward contracts and exchange difference arising on settlement/cancellation has been amortised over the life of contract and has been recognised in the profit and loss account.

(E.4) Expenses of overseas offices are translated and accounted at the monthly average rate.

(F) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts/Government and is charged to revenue. The liability for the Company's pension scheme and Leave Encashment is provided as per the actuarial valuations without funding.

(G) TAXES ON INCOME

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(H) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

forming part of the accounts

2. Managerial remuneration :

A. **DIRECTORS' REMUNERATION**

Particulars	2002-03 (12 months)	2001-02 (6 months)
	(Rs. in Crore)	
Managing/Whole-time Directors		
(i) Salaries	0.22	0.05
(ii) Contribution to :		
Provident Fund	0.03	0.01
Superannuation Fund	0.03	0.01
Provision for Gratuity	0.25	0.01
(iii) Perquisites	0.32	0.03
(iv Medical Expenses	0.03	0.01
(v) Commission	0.27	0.00
TOTAL	1.15	0.12
(vi) Estimated monetary value of perquisites on account of equipments (Rs. 49,937/-) (Previous Year - Rs. 31,597/-)		
TOTAL	1.15	0.12
(i) *Commission to Non Whole-time Directors*	0.04	—
TOTAL	1.19	0.12

Computation of Net Profit in accordance with Section 198 of the Companies Act,1956 :

Particulars	2002-03 (12 months)
	(Rs. in Crore)
Profit before Taxes as per Profit & Loss Account	129.33
Add : Managerial Remuneration	1.19
Directors' Sitting Fees	0.02
Loss on Sale of Fixed Assets(Net)	1.06
Less : Profit on Sale of Investments	0.04
Net Profit	**131.56**

Commission to		(Rs. in Crore)
(a) Managing Director at 1% Pro-rata	0.44	
Restricted to		0.18
(b) Whole Time Director at 0.5% Pro-rata	0.24	
Restricted to		0.09
(c) Non Whole Time Directors at 1% Pro-rata	0.33	
Restricted to		0.04
TOTAL		**0.31**

3. **CONTINGENT LIABILITIES**

(a) Bills discounted Rs. 96.50 crore (Rs. 69.74 crore).

(b) Guarantees given by the Banks on behalf of the Company Rs. 16.55 crore (Rs. 16.76 crore).

(c) Guarantees given by the Company on behalf of the subsidiary companies Rs. 0.82 crore (Rs. 64.07 crore).

(d) Income tax demands, Excise demands and Sales Tax demands in dispute Rs. NIL (Rs. 0.06 crore), Rs. 5.21 crore(Rs. 5.30 crore) and Rs.NIL (Rs. 0.11 Crore) respectively.

(e) Dividend on Redeemable Cumulative Non Convertible Preference Shares Rs. 4.91 crore (Rs. 17.69 Crore).

(f) Liability for Recompense Payment as per the Scheme of arrangement Rs.29.05 Crore (Rs. 18.24 Crore).

4. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs.16.06 crore (Rs. 0.91 crore).

5. Preference Shares :

(A) Preference Shares issued in accordance with the Restructuring Scheme of the Company :

Class of Preference Shares (redeemable cumulative non-convertible)	Redemption period	Quarterly Instalments (% of Principal)
69,50,000 – 6% Preference shares (69,50,000 Preference shares)	30.06.2004 to 31.03.2005	5%
	30.06.2005 to 31.03.2006	10%
	30.06.2006 to 31.03.2007	15%
	30.06.2007 to 31.03.2008	20%
	30.06.2008 to 31.03.2009	20%
	30.06.2009 to 31.03.2010	30%

6. **SECURED LOANS**

(A) **DEBENTURES**

(A.1) The break up of the Debentures and relevant details thereof are as under :

(Rs. in Crore)

Series	No. of Debentures	Rate of Interest	Total amount of Issue	Balance as on 31.3.2003	Balance as on 31.3.2002
J	**Secured Partly Convertible Debentures**				
	Non Convertible part of Rs.11/-each.	12.50%	26.18	**1.46**	2.16
	Secured Redeemable Non-Convertible Debentures of Rs. 1000/- each				
A	Regular Income Debentures	17.50%	72.75	—	44.47
B	Triple Plus Debentures -	Cumulative	27.25	**7.90**	9.25
I	**Secured Optionally Partly Convertible Debentures**				
	173897 Secured Optionally Convertible Debentures of Rs.100/- each Part – A	—	1.74	**1.74**	—
	173897 Secured Redeemable Non-Convertible Debentures of Rs. 400/- each Part – B	13%	6.96	**6.96**	—
II	**Secured Redeemable Non-Convertible Debentures**				
IIA	2817 Non-Convertible Debentures of Rs. 1,00,000/- each	4%	28.17	**28.17**	—
IIB	200 Non-Convertible Debentures of Rs.1,00,000/- each	Pl see note	2.00	**2.00**	—
IIC	500 Non-Convertible Debentures of Rs. 1,00,000/- each	11.70%	5.00	**5.00**	—
	Funded Interest			**1.17**	2.65
	Total			**54.40**	**58.53**

Note : Rate of Interest on Series IIB 200 Non-Convertible Debentures of Rs. 1,00,000/- each is as under :

Financial year ending March 31	2001	2002	2003	2004	2005
%	2.5%	4.5%	7.5%	12.5%	12.5%
Financial year ending March 31	2006	2007	2008	2009	2010
%	12.5%	14.5%	14.5%	16.5%	16.5%

The terms of redemption/conversion are as under :

Series J

The Non-Convertible part of Rs. 35/- each of the Debenture was redeemable in three instalments of Rs.12/-, Rs.12/- and Rs. 11/- on 4th June, 1998, 4th June, 1999 and 4th June, 2000 respectively. First and Second instalments of Rs. 12/- each have been paid on 4th June, 1998 and 4th June, 1999 respectively. The Third and Final instalment of Rs. 11/- each alongwith interest has been paid to Retail Debentureholders on 4th June, 2000. The Non Retail Debentures have been restructured with effect from 1.4.2000 in accordance with the Restructuring Scheme of the Company and the same are now represented by Series IIA, IIB or IIC Debentures, depending upon the Scheme of Restructuring in which the debentureholders have elected to participate.

Partly Convertible Debentures amounting to Rs. 1.45 Crore have been repaid after the Balance Sheet date under the Buyback Scheme of the Company & Partly Convertible Debentures amounting to Rs. 0.01 Crore are the subject matter of litigation involving the relevant Debentureholders and the custodian under The Special Court (Trial of Offences relating to transactions in Securities) Act,1992 and orders from the Court in relation thereto are awaited.

Series A

The Non Retail Regular Income Debentures have been restructured with effect from 1.4.2000 in accordance with the Restructuring Scheme of the Company and the same are now represented by Series IIA, IIB or IIC Debentures, depending upon the Scheme of Restructuring in which the debentureholders have elected to participate.

Series B

Triple Plus Debentures are redeemable alongwith accumulated interest, at Rs.3250/- on 12th October, 2003.

The Company may at any time and from time to time, purchase the Triple Plus Debentures at Discount, at par or at premium in the open market or otherwise. Such Debenture(s) may at the option of the Company, be cancelled,held or resold at such a price and on such terms and conditions as the Company may deem fit and as permitted by law.

1,72,604 Triple – Plus Debentures have been repurchased so far and kept alive for the purpose of reissue.

Series I

Part - A Optionally Convertible Debentures of Rs.100/- each (OCD) is optionally convertible into equity shares at a price of Rs. 15/- per share at any time on or after 25.6.2002 but on or before 25.11.2003. In case of Non-exercise of option for conversion into Equity Shares, OCD will be redeemed at a premium of Rs.100/- per OCD on 25.12.2003 i.e. at the end of 18 months from the date of allotment.

Part-B Non Convertible Debentures of Rs. 400/- each (NCD) will be redeemable at par in 6 equal quarterly instalments starting from 25.3.2004 i.e. expiry of 21 months from the date of allotment.

Series IIA

This series is redeemable in full on 31.3.2005

Series IIB

This series is redeemable in accordance with the following schedule :

Financial year ending March 31	2005	2006	2007	2008	2009	2010
% of Principal (Quarterly Instalment)	5%	10%	15%	20%	20%	30%

Series IIC

This series is redeemable in accordance with the following schedule :

Financial year ending March 31	2005	2006	2007	2008	2009	2010
% of Principal (Quarterly Instalment)	5%	10%	15%	20%	20%	30%

Funded Interest of Rs. 1.17 Crore is payable on 31st March, 2010.

SECURITY :

Regular Income Debentures & Triple Plus Debentures – Series A & B

Second charge on all the Immovable Properties, Movable Properties, Intangible properties and General Assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of mortgage.

Part – A Optionally Convertible Debentures & Part – B Non Convertible Debentures

First charge on all the Immovable Properties, Movable Properties, Intangible properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of mortgage and are also secured by a first charge on Escrow Collection Account of domestic Shirting Receivables.

Series IIA, IIB and IIC

Second charge on all the Immovable Properties, Movable Properties, Intangible properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage.

Note :

"Textile Plants" means all immovable properties, and all moveable properties of the Company, including moveable machinery, machinery spares, tools and accessories, but excluding Investments and excluding current assets charged in favour of the Working Capital Lenders, at the following textile plants of the Company :

a) Naroda road,District Ahmedabad
b) Village Santej at Taluka Kalol, District Mehsana
c) Village Khatrej at Taluka Kalol, District Mehsana
d) Asoka Spintex Division at Naroda Road, District Ahmedabad
e) Asoka Cotsyn Division at Khokhara Memdabad, District Ahmedabad

(B) LOAN FROM BANKS, FINANCIAL INSTITUTIONS AND OTHERS :

The loans from Banks, Financial institutions and others stand secured as under :

Out of Term Loans of Rs. 495.12 Crore

A. Loans amounting to Rs. 416.97 Crore are secured by first charge on all the Immovable Properties, Movable Properties, Intangible Properties and General Assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and General Assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage and are also secured by second charge on all the Company's Current Assets both present and future relating to the Textile Plants. Loans of Rs. 51.46 Crore are additionally secured by Escrow Collection Account of domestic Shirting Receivables.

B. Facilities of Rs. 78.15 Crore are secured by a first mortgage and charge on all the movable properties acquired by the Company from Anagram Finance Ltd. The said facilities are also secured by first pari passu pledge by Asman Investments Ltd. (A Subsidiary of the Company) of 28% shareholding in Arvind Products Ltd. and by a first pari passu pledge of 0.45% shareholding in AML by its promoters.

Cash Credit and other facilities of Rs. 327.14 Crore

Cash Credit and other working Capital facilities are secured by first charge on all the Company's Current Assets presently relating to the Textile Plants and all the Current Assets acquired by the Company at any time after the execution of and during the continuance of the Indenture of Mortgage. They are also secured by a second charge over all the Immovable Properties, Movable Properties, Intangible Properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage.

From Financial Institutions and Others:

Out of Loans of Rs. 217.22 Crore.

A. Loans of Rs.13.36 Crore are secured under Buy Back Scheme.

B. Loans amounting to Rs. 202.02 Crore are secured by first charge on all the Immovable Properties, Movable Properties, Intangible Properties and General Assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and General Assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage and are also secured by second charge on all the Company's Current Assets both present and future relating to the Textile Plants.

C. Facilities of Rs. 1.84 Crore are secured by a first mortgage and charge on all the movable properties acquired by the Company from Anagram Finance Ltd. The said facilities are also secured by first pari passu pledge by Asman Investments Ltd. (A Subsidiary of the Company) of 28% shareholding in Arvind Products Ltd. and by a first pari passu pledge of 0.45% shareholding in AML by its promoters.

Note :

"Textile Plants" means all immovable properties, and all moveable properties of the Company, including moveable machinery, machinery spares, tools

forming part of the accounts

and accessories, but excluding investments and excluding current assets charged in favour of the Working Capital Lenders, at the following textile plants of the Company:

(a) Naroda Road, District Ahmedabad
(b) Village Santej at Taluka Kalol, District Mehsana
(c) Village Khatrej at Taluka Kalol, District Mehsana
(d) Asoka Spintex Division at Naroda Road, District Ahmedabad.
(e) Asoka Cotsyn Division at Khokhara Memdabad, District Ahmedabad.

7. No provision is necessary for Income tax including under provision of Section 115JB of the act in the accounts for the year as there would be no taxable income under the provisions of the Income-tax Act, 1961.

8. Other Liabilities include Rs.0.51 Crore (Rs. 8.21 Crore) on account of book overdraft.

9. There is a Gain of Rs. 1.58 Crore (Rs. Nil) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the Accounts of subsequent years.

10. Current Assets includes Rs. 200.51 Crore (Rs. 197.41 Crore) due from subsidiary companies. Current Liabilities includes Rs.65.43 Crore (Rs. 71.97 Crore) due to subsidiary companies.

11. Future rental obligations in respect of Plant & Machinery taken on lease is Rs. 608.85 Crore. (Rs.653.25 Crore).Lease rentals payable within one year Rs. 45.30 Crore.(Rs.45.12 Crore).

12. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom amount is outstanding for more than 30 days as at 31st March,2003 are as under:

Aakar Engineers, Amit Enterprise, Atul Enterprises, Ashok Rubber Industries,Albaj Engineering Corporation,Arvind Rub Web, B.Trikamlal & Co., Bhagat Eng. Works, Bhavik Industries, Brush India, Climex Mkt. P. Ltd.,Chamunda Fabrication,Chipco Bonding Systems (I) P Ltd., G.K.Industries, Geekay Corporation, Gemini Poly plast industries,Gita Industries, Gujarat Rubber Industries,Hydorflex Hose Industries,,Moksha Thermoplastic,N.B.Tube Wells & Co,Nirmal Tubes & Containers Pvt Ltd., R. Tex Enterprises,Systems Engineers,Sun Industries,Technocraft Industries, United Textile Engineering Co, Vaishali Corporation, Jupiter Engineering works, Fourwent Engineering Company, Well Pack Paper & Containers Limited, Khodiyar Industries, Pravashi Industrial Corporation.

13. An amount of Rs. 13.21 Crore (Previous Year Rs. 2.92 Crore) on account of Foreign Currency Transactions has been credited to Profit & Loss Account as per Accounting Standard 11 (Revised 2003) on "Accounting for the Effect of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accountants of India.

14. Auditors' Remuneration :

(Rs. in crore)

Statutory Auditors	2002-2003 (12 Months)	2001-2002 (6 Months)
- As Auditors	**0.24**	0.09
- In Other Capacity		
Tax Audit Matters	**0.06**	0.05
Taxation Matters	**0.08**	—
Company Law Matters	**0.06**	—
Other Services including Certification Work	**0.13**	0.02
Service Tax	**0.02**	(Rs. 45,000/-)
- Out of Pocket Expenses	**0.02**	0.02
Cost Auditor		
- Cost Audit Fees	**0.01**	(Rs. 32,500/-)

15. **Segment Reporting :**

Segment Information

Information about Business Segments (information provided in respect of revenue items for the year ended 31.03.2003 and in respect of assets/liabilities as at 31.03.03)

(A) Primary Segment (Business Segment)

(Rs. in Crore)

2002-03	Textiles	Others	Unallocable	Total
Revenue				
External sales	1458.19	16.97	—	1475.16
Add : Inter Segment Sales		0.06		0.06
Total Sales	1458.19	17.03	—	1475.22
Less : Inter Segment Revenue		0.06		0.06
Total Sales	1458.19	16.97	—	1475.16
Results				
Segment Results before Interest & Finance Cost	318.84	1.20	(37.92)	282.12
Interest & Finance Cost				152.79
Profit from Ordinary Activities				129.33
Extra ordinary Items				—
Net Profit				129.33
Other Information				
Segment Assets	2098.96	24.83	398.56	2522.35
Segment Liabilities	207.36	8.34	31.32	247.02
Segment Depreciation	140.05	1.74	6.35	148.14
Capital Expenditure	22.17	0.13	3.81	26.11
Non cash expenses other than Depreciation	2.06	0.09	0.71	2.86
Revenue				
External sales	692.08	4.86	—	696.94
Add : Inter Segment Sales		0.04		0.04
Total Sales	692.08	4.90	—	696.98
Less : Inter Segment Revenue		0.04		0.04
Total Sales	692.08	4.86	—	696.94
Results				
Segment Results before Interest & Finance Cost	113.42	(3.26)	(31.65)	78.51
Interest & Finance Cost				58.25
Profit from Ordinary Activities				20.26
Extra ordinary Items				—
Net Profit				20.26
Other Information				
Segment Assets	2030.93	23.57	667.29	2721.79
Segment Liabilities	220.27	7.33	70.64	298.24
Segment Depreciation	69.78	0.87	3.39	74.04
Capital Expenditure	6.72	0.11	1.04	7.87
Non cash expenses other than Depreciation	2.79	0.33	14.80	17.92

Notes:

1. The Company has disclosed business segments as the primary segment. Segments have been identified taking into account the nature of the products, differential risks and returns, the Organisational structure and internal reporting system. The Company's operations predominantly relate to manufacturing of textiles.
2. Types of Products and Services in each business segment :
   Textiles : Yarn, Fabric and Garments
   Others : EPABX and RAX Systems,I.T.Services
3. Intersegment Revenues are recognised at sales price.

forming part of the accounts

16. Related Party Disclosures :

As per the Accounting Standard on "Related Party Disclosures" (AS 18) issued by the Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1) List of Related Parties & Relationship :

A. Subsidiary Companies

1. Asman Investments Limited
2. Arvind Products Limited
3. Arvind Brands Limited
4. Arvind Clothing Limited
5. Arvind Fashions Limited
6. Arvind Worldwide Inc., USA
7. Arvind Worldwide (M) Inc., Mauritius
8. Arvind Overseas (M) Limited, Mauritius
9. Arvind Spinning Limited
10. Lifestyle Fabrics Limited

B. Key Management Personnel

1. Shri Sanjay S. Lalbhai, Managing Director
2. Shri Jayesh K.Shah, Director & Chief Financial Officer
3. Shri Arvind N.Lalbhai, Managing Director (upto 19th November,2002)

Note :

Related party relationship is as identified by the Company and relied upon by the Auditors.

2) Related Party Transactions :

(Rs. In crore)

Nature of Transactions	Related Parties			
	Referred in 1(A) above		Referred in 1(B) above	
	2002-03	2001-02	2002-03	2001-02
Purchases				
Goods and Materials	**97.64**	21.52		
Fixed Assets	**2.08**	2.23		
Sales				
Goods and Materials	**235.69**	138.44		
Fixed Assets	**1.17**	1.30		
Expenses				
Receiving of Services	**71.79**	32.09		
Remuneration & Other Services			**1.15**	0.12
Sales Incentive		0.69		
Agent Commission	**9.54**	2.61		
Others	**1.53**	0.39		
Income				
Rendering of Services	**22.10**	11.51		
Finance				
Lease Rent Income	**1.74**	0.87		
Loan Given/Taken(Net)	**46.28**	2.23		
Interest/Dividend Received	**0.72**	0.39		
Guarantees & Collaterals	**0.82**	64.07		
Investments	**11.16**	–		
Loans/Bad Debts Written Off	**0.90**	102.58		
Outstanding :				
Receivable in respect of Current Assets	**200.51**	197.41		
Receivables in respect of loans	**154.16**	107.64		
Receivables in respect of Current Liabilities	**65.43**	71.97		

Name of Subsidiary	Loans & Advances In the nature of Loans	
	Closing Balance	Maximum Outstanding
Arvind Brands Ltd.	11.16	16.03
Arvind Clothing Ltd.	3.04	3.59
Arvind Fashions Ltd.	1.07	1.32
Arvind Overseas (Mauritius) Ltd.	7.29	7.29
Arvind Products Ltd.	0.76	1.83
Asman Investments Ltd.	136.17	146.09
Life Style Fabrics LTd.	1.26	1.30
TOTAL	**160.75**	**177.45**

Note :

1. No repayment schedule has been fixed in case of above mentioned Loans & Advances in the nature of loans given to Subsidiary Companies and they are interest free except in the case of Arvind Overseas(Mauritius) Ltd. and Arvind Products Ltd.

17. Earning Per Share (EPS) :

		2002-03	2001-02
Profit/(Loss) available to Equity shareholders	Rs. in Crore	**124.63**	18.45
Weighted average no. of Equity Shares for Basic EPS	Nos.	**176067395**	137908117
Nominal value of Equity Shares	Rs.	**10**	10
Basic Earning per Equity Shares	Rs.	**7.08**	1.34
Diluted Earning per Equity Shares	Rs.	**6.83**	1.34

	2002-03 (Rs. Crore)	2001-02 (Rs. Crore)
(A) Reconciliation of the profit/(loss) for the year, used for calculating Earning per Share		
Profit/(Loss) for the year	**129.33**	20.26
Less : Unpaid dividend on redeemable cumulative Non-Convertible Preference Shares	**4.17**	1.81
Less : Attributable Tax on Pref.Dividend	**0.53**	—
Profit/(Loss) due to Equity Shareholder	**124.63**	18.45

(B) For the year 2002-03	No. of Shares
Weighted average number of Equity Shares for Basic EPS	176067395
Add : Dilutive potential equity shares	6447217
Weighted average number of Equity Shares for Dilutive EPS	182514612

For the year 2001-02	Nos.	Days	Adj. Factor	Product
Before Right Issue – Equity Shares	100549945	82	0.91	7503036896
After Right Issue – Equity Shares	175962404	100		17596240400
				25099277296
Weighted average				137908117

18. Deferred Tax

In terms of Accounting Standard (AS 22) on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, there is a net deferred tax asset amounting to Rs. 28.93 Crore as on 31st March, 2003.

In compliance with the provision of the Accounting Standard and based on general prudence, the Company has not recognised the said deferred tax asset while preparing the accounts of the current year.

forming part of the accounts

19. Breakup of sales (Net of Excise) :

Class of Goods	Unit of Quantity	2002-03 Quantity in Crore	2002-03 Amount Rs. in Crore	2001-02 Quantity in Crore	2001-02 Amount Rs. in Crore
(A) Textile :					
Cloth	Metres	**11.59**	**1208.09**	5.79	566.09
Grey	Meters	**0.21**	**15.97**	0.00	0.00
Knit Fabric	Kgs	**0.03**	**6.21**	0.01	3.49
Yarn	Kgs	**0.99**	**96.01**	0.56	54.49
Others			**-**		1.11
			1326.28		625.18
(B) Electronics :					
EPABX / RAX	Lines	**0.01**	**5.56**	(15538)	1.11
Trunk Radio	Nos.	**(871)**	**5.78**	(694)	3.41
Delta	Lines	**(2228)**	**0.33**	(560)	0.11
FCBC / PBT - Others			**5.12**		0.15
			16.79		4.78
(C) Garments :					
Garments	Nos.	**0.31**	**77.18**	0.18	43.49
(D) Utility					
Utility			**19.02**		9.28
(E) I T Services					
I T Services			**0.18**		0.08
(F) Misc Sales			**35.71**		14.13
Total Sales			**1475.16**		696.94

20. Break up of Raw Materials Consumed :

Item	Unit of Quantity	2002-03 Quantity in Crore	2002-03 Amount Rs. in Crore	2001-02 Quantity in Crore	2001-02 Amount Rs. in Crore
Cotton	Kgs	**7.45**	**337.31**	3.64	172.40
Fibre	Kgs	**0.06**	**3.12**	0.00	0.00
Yarn	Kgs	**1.18**	**115.22**	0.28	43.92
Grey Cloth	Metres	**0.39**	**32.92**	0.01	0.51
Others			**5.51**		9.79
			494.08		226.62

21. Breakup of Purchases of Finished Goods :

Item	Unit of Quantity	2002-03 Quantity in Crore	2002-03 Amount Rs. in Crore	2001-02 Quantity in Crore	2001-02 Amount Rs. in Crore
Textiles :					
Cloth	Metres	**0.01**	**1.57**	(20607)	0.18
			1.57		0.18
Electronics :					
Delta	Lines	**(2652)**	**0.20**	(608)	0.06
Trunk Radio	Nos.	**(1485)**	**2.27**	(740)	1.23
FCBC / PBT - Others			**2.34**	—	0.17
			4.81		1.46
Garments :					
Garments	Nos.	**0.01**	**1.54**	(4423)	0.18
Total			**7.92**		1.82

forming part of the accounts

22. Breakup of Finished Goods Stock :

Item	Unit of Quantity	2002-03 Quantity in Crore	2002-03 Amount Rs. in Crore	2001-02 Quantity in Crore	2001-02 Amount Rs. in Crore
Opening Stocks :					
Textiles					
Cloth	Metres	0.59	46.31	0.67	58.99
Knits Fabric	Kgs	0.01	1.25	0.01	1.37
Yarn	Kgs	0.05	5.28	0.07	8.42
			52.84		68.78
Electronics :					
FCBC/PBT	Nos.	(635)	0.24	(635)	0.27
EPABX/RAX	Lines	(374)	0.02	(241)	0.05
Delta	Lines	(48)	(40344)	—	0.00
Trunk Radio	Nos.	(2069)	1.82	(2023)	3.01
			2.08		3.33
Garments :					
Garments	Nos.	0.03	3.78	0.04	6.33
Total			58.70		78.44

23. Breakup of Finished Goods Stock :

Item	Unit of Quantity	2002-03 Quantity in Crore	2002-03 Amount Rs. in Crore	2001-02 Quantity in Crore	2001-02 Amount Rs. in Crore
Closing Stocks :					
Textiles :					
Cloth	Metres	0.94	76.58	0.59	46.31
Knit Fabrics	Kgs	0.01	2.05	0.01	1.25
Yarn	Kgs	0.03	3.33	0.05	5.28
			81.96		52.84
Electronics :					
FCBC/PBT	Nos.	(635)	0.24	(635)	0.24
EPABX/ RAX	Lines	(1340)	0.10	(374)	0.02
Delta	Lines	(472)	0.04	(48)	(40344)
Trunk Radio	Nos.	(2683)	1.93	(2069)	1.82
FCBC / PBT- Others			0.03		—
			2.34		2.08
Garments :					
Garments	Nos.	0.02	2.56	0.03	3.78
Total			86.86		58.70

24. Actual Production

Class of Goods	Unit of Quantity in Crore	2002-03 Quantity in Crore	2001-02 Quantity in Crore
Cloth *	Metres	11.93	5.70
Cloth **	Kgs.	0.04	0.02
Yarn ***	Kgs.	0.65	0.45
EPABX	Lines	0.01	(15671)
Garments ****	Nos.	0.30	0.17
Yarn @	Kgs	0.31	0.09
Grey @	Metres	0.21	0.00

* Net of internal consumption of 0.20 (0.06) Crore metres
** Net of internal consumption of 0.10 (0.04) Crore kgs
*** Net of internal consumption of 0.82 (0.35) Crore of kgs.
****Converted on job work basis by outsiders.
@ Semi Processed Goods meant for Sale.

Note :

Quantity of cloth shown in opening stock, production & closing stock is packed cloth only and does not include loose finished cloth lying in folding/ stamping department.

forming part of the accounts

25. Licensed capacity & installed capacity
(As per management certificate)

Particulars	Licensed Capacity 2002-03	Licensed Capacity 2001-02	Installed Capacity 2002-03	Installed Capacity 2001-01
Spindles	**222608**	222608	**97084**	118564
Rotors	**2784**	2784	**8424**	8496
Stitching Machines	—	—	**341**	334
Knitting Machines	—	—	**62**	62
Looms	**3878**	3878	**880**	871
EPABX / RAX System Lines	**NA**	NA	**200000**	200000

(Rs. in crore)

26. C.I.F value of Imports	**2002-03**	2001-02
Capital Goods	**6.22**	0.99
Dyes & Chemicals , Stores and Spare Parts	**39.00**	22.64
Raw Materials	**108.08**	132.07

27. Expenditure in Foreign Currency

(Rs. in crore)

	2002-03	2001-02
(a) Commission	**12.49**	6.63
(b) Professional Consultation Fees	**2.02**	4.19
(c) Other Matters	**6.95**	7.37
Total	**21.44**	18.19

28. *Consumption of imported Raw Materials and Spares*

(Rs. in crore)

	2002-03		2001-02	
	Raw materials	***Spares***	Raw materials	Spares
Imported	**112.11**	**13.20**	122.01	5.60
	22.69%	**36.64%**	53.84%	29.88%
Indigenous	**381.97**	**22.82**	104.61	13.14
	77.31%	**63.36%**	46.16%	70.12%
Total	**494.08**	**36.02**	226.62	18.74
	100%	**100%**	100%	100%

29. Remittances in foreign Currency on account of dividends

	2002-03	2001-02
(a) Year to which the dividend relates	2001-02	2000-01
(b) Number of non- resident shareholders to whom remittances were made	Nil	Nil
(c) Numbers of shares on which remittances were made	Nil	Nil
(d) Amounts remitted (Rs. in crore)	Nil	Nil

	2002-03	2001-02
	(Rs. in Crore)	
30. Earning in foreign exchange (Export of goods on FOB basis)	**648.63**	317.40

31. Figures less than 50,000, which are required to be shown separately, have been shown as actual in brackets.

32. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

33. Current Year's figures are for a period of 12 months ended on 31st March, 2003 and hence are not strictly comparable with those of the previous year which are for a period of 6 months.

forming part of the accounts

SCHEDULE 16
CASH FLOW STATEMENT

(Rs.Crore)

		2002-2003 (12 Months)		2001-2002 (6 Months)	
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit/(Loss) before extraordinary items		129.33		20.26
	Adjustments for:				
	Depreciation	148.14		74.04	
	Interest Income	(7.72)		(15.25)	
	Interest & Lease Rent Expenses	150.51		67.51	
	Exchange Rate Difference	(5.35)		1.15	
	Bad Debts / Advances Written Off	1.27		1.15	
	Fixed Assets Written Off	0.00		0.02	
	Provision for Doubtful debts	0.03		0.36	
	Sundry Debits / Credit written off	0.10		3.01	
	Project expenses written off	0.00		0.00	
	Loss/(Profit) on Sale of Investments	(0.04)		0.00	
	Loss/(Profit) on Sale of Fixed Assets	1.06	288.00	12.22	144.21
	Operating Profit before Working Capital Changes		417.33		164.47
	Working Capital Changes:				
	Changes in Inventories	(170.30)		14.91	
	Changes in Trade Receivables	0.60		(27.80)	
	Changes in Other Receivables	11.51		(0.60)	
	Change in Current Liabilities	(48.29)		35.93	
	Net Changes in Working Capital		(206.48)		22.44
	Cash Generated From Operations		210.85		186.91
	Advance Tax Paid (TDS) (Net of Income Tax Refund)		11.50		43.73
	Net Cash from Operating Activities		222.35		230.64
B	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets	(32.55)		(36.58)	
	Sale of Fixed Assets	10.31		9.96	
	Change in Investments	(10.92)		0.00	
	Change in Loans & Advances	(52.89)		(4.57)	
	Interest Income	8.00		15.50	
	Net Cash Flow from Investing Activities		(78.05)		(15.69)
C	**Cash Flow from Financing Activities**				
	Issue of Equity Share Capital	35.80		39.50	
	Issue of Warrants	2.71		0.00	
	Share Issue Expenses	0.00		(1.59)	
	Share Premium Received	0.10		0.00	
	Interim Dividend on Preference Shares	(6.69)		0.00	
	Change in Borrowings	(272.68)		(16.08)	
	Interest & Lease Rent Paid	(173.92)		(33.23)	
	Net Cash Flow from Financing Activities		(414.68)		(11.40)
	Net Increase/(Decrease) in Cash & Cash Equivalents		(270.38)		203.55
	Cash & Cash Equivalent at the beginning of the Period		282.71		79.16
	Cash and Cash Equivalent at the end of the Period		12.33		282.71

Note

1 Previous Year's figures are regrouped or recast wherever necessary.

Signatures to Schedules 1 to 16

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, May 29, 2003

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

Balance sheet abstract and company's general business profile

1. Registration Details :

Registration No.	93
State Code	04
Balance Sheet Date	31st March, 2003

2. Capital Raised During the Period : (Rs. in Crore)

Public Issue	—
Rights Issue	—
Bonus Issue	—
Warrants converted to Equtiy	0.21
Warrants	2.71
Private Placement	—
Preference Share Capital	—

3. Position of Mobilisation and Deployment of Funds : (Rs. in Crore)

Total Liabilities	2407.78
Total Assets	2407.78
Sources of Funds :	
Paid up Capital	
– Equity	175.85
– Preference	69.50
– Warrants	2.71
Reserves & Surplus	819.52
Secured Loans	1093.88
Unsecured Loans	246.32
Application of Funds :	
Net Fixed Assets	1608.10
Investments	132.45
Net Current Assets	667.23

4. Performance of Company : (Rs. in Crore)

Turnover	1491.49
Total Expenditure	1362.16
Profit/(Loss) before tax	129.33
Profit/(Loss) after tax	129.33
Earning per Share - Basic (Rs.)	7.08
Earning per Share - Diluted (Rs.)	6.83
Dividend Rate	—

5. Generic Names of Principal Products, Services of the Company :

Item Code (ITC Code)	520942.00
Product Description	Denim
Item Code (ITC Code)	520832.00
Product Description	Dyed Poplin/ Shirting
Item Code (ITC Code)	520524.00
Product Description	Cotton Yarn

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

Mumbai, May 29, 2003

auditors' report

TO THE BOARD OF DIRECTORS OF THE ARVIND MILLS LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE ARVIND MILLS LIMITED AND ITS SUBSIDIARIES.

We have examined the attached Consolidated Balance Sheet of The Arvind Mills Limited and its subsidiaries as at 31st March, 2003, and the Consolidated Profit and Loss Account and also the Consolidated Cash Flow Statement for the year then ended.

These consolidated financial statements are the responsibility of the Arvind Mills' management. Our responsibility is to express an opinion on these financial statements based on our audit. We have conducted our audit in accordance with the generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries whose financial statements reflect total Assets of Rs. 111.79 Crore as at 31st March, 2003 and total Revenue of Rs. 408.90 Crore for the year then ended. These Financial Statements have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amount included in respect of these subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21 – Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of The Arvind Mills Limited and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us, and on the consideration of the separate audit reports on individual audited financial statements of The Arvind Mills Limited and its subsidiaries, we are of the opinion that :

(a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of The Arvind Mills Limited and its subsidiaries as at 31st March, 2003

(b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of The Arvind Mills Limited and its subsidiaries for the year then ended and

(c) the Consolidated Cash Flow Statement gives a true and fair view of the consolidated cash flows of The Arvind Mills Limited and its subsidiaries for the year then ended.

For **Sorab S.Engineer & Co.**
Chartered Accountants

N. D. Anklesaria
Partner

Mumbai,
29th May, 2003

balance sheet as at 31st March, 2003

(Rs. in crore)

	Schedule	As at 31.03.2003	As at 31.03.2002
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	248.06	209.55
Reserves and Surplus	2	894.36	1048.96
		1142.42	1258.51
Minority Interest (Note No. 4 - "g")		75.09	83.54
Loan Funds			
Secured Loans	3	1643.81	1707.11
Unsecured Loans	4	274.81	562.97
		1918.62	2270.08
Deferred Tax Liabilities (Net)		13.29	13.53
Total		3149.42	3625.66
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		2720.60	2751.00
Less: Depreciation		539.79	359.63
Net Block		2180.81	2391.37
Capital work in progress		50.61	40.69
		2231.42	2432.06
Investments	6	7.03	21.58
Current Assets, Loans & Advances	7		
Inventories		547.22	363.59
Sundry Debtors		78.66	178.32
Cash and Bank Balances		28.41	296.05
Other Current Assets		21.57	26.58
Loans and Advances		152.13	162.70
		827.99	1027.24
Less: Current Liabilities and Provisions	8		
Liabilities		243.56	381.98
Provisions		9.99	12.34
		253.55	394.32
Net Current Assets		574.44	632.92
Debit Balance in Profit and Loss Account		336.53	539.10
Total		3149.42	3625.66
Notes Forming Part of Accounts	15		
Consolidated Cash Flow Statements	16		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, May 29, 2003

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

profit & loss account for the year ended 31st March, 2003

	Schedule	2002-2003 (12 Months)	2001-2002 (6 Months)
		(Rs. in crore)	
INCOME :			
Sales and Operating Income	9	**1807.44**	920.10
Other Income	10	**22.99**	13.48
		1830.43	933.58
EXPENSES :			
Raw Materials Consumed		**502.85**	279.64
Purchase of Finished goods		**47.96**	41.39
Employees' Emoluments	11	**148.94**	68.18
Others	12	**656.87**	343.46
Interest & Finance Costs (Net)	13	**215.38**	100.42
Depreciation		**188.90**	97.35
Decrease/(Increase) in Stocks	14	**(37.57)**	57.70
		1723.33	988.14
Profit/(Loss) before Taxes and Extra-ordinary items		**107.10**	(54.56)
Provision for Taxes - Current Tax		**(0.03)**	(0.02)
- Deferred Tax		**0.24**	(15.10)
Profit/(Loss) before Extra-ordinary items		**107.31**	(69.68)
Extra-ordinary items (Net)		**–**	(0.15)
Profit/(Loss) for the year		**107.31**	(69.83)
Balance as per last year's Balance Sheet		**(539.10)**	(978.69)
Less : Adjustment on account of disposal of subsidiaries		**4.63**	–
Net Debit balance		**(427.16)**	(1048.52)
Interim Dividend on Preference Shares		**6.69**	–
Transferred from Investment Allowance (Utilised) Reserve		**0.91**	–
Transferred from Capital Reserve on Consolidation		**10.26**	–
Transferred from Securities Premium Account		**85.73**	–
Transferred from Amalgamation Reserve		**0.42**	32.59
Transferred from Debenture Redemption Reserve		**–**	20.20
		(336.53)	(995.73)
Less : Set off against Reconstruction Reserve Account		**–**	456.63
		(336.53)	(539.10)
Balance carried to Balance Sheet		**(336.53)**	(539.10)
		(336.53)	(539.10)
Earning Per Share (Note No. 13)			
- Basic (Rs.)		**5.44**	(5.49)
- Diluted (Rs.)		**5.25**	(5.49)
Notes Forming Part of Accounts	15		
Consolidated Cash Flow Statements	16		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, May 29, 2003

SANJAY S. LALBHAI — Managing Director

JAYESH K. SHAH — Director & Chief Financial Officer

SONALI N. NARASIMHAN — Asst. Company Secretary

forming part of the consolidated accounts

(Rs. in Crore)

	As at 31.03.2003	As at 31.03.2002
SCHEDULE '1': SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 23,00,00,000) of Rs. 10/- each	**230.00**	230.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs. 100/- each	**90.00**	90.00
	320.00	320.00
ISSUED & SUBSCRIBED		
EQUITY SHARES		
17,61,72,386 Equity Shares (Previous Year 17,59,62,404)of Rs. 10/- each fully paid up. (2,09,882 Equity Shares of Rs. 10/- each allotted at a premium of Rs. 5/- per share during the year on conversion of Warrants allotted to Lenders)	**176.17**	175.96
Less : Unpaid Allotment Money		
(I) By Directors	**-**	-
(II) By Others	**0.32**	35.91
	0.32	35.91
	175.85	140.05
WARRANT	**2.71**	-
1,80,49,315 Warrants (Previous Year NIL) of Rs.1.50 each (During the year 1,82,59,297 warrants were issued at Rs.1.50 each, of which 2,09,982 warrants were converted to equity shares)		
PREFERENCE SHARES		
69,50,000, 6% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each (Previous Year 69,50,000 Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each)	**69.50**	69.50
	248.06	209.55
SCHEDULE '2' : RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	**1.77**	0.68
Add : Remission of Principal Amount (Net)	**-**	1.09
	1.77	1.77
CAPITAL RESERVE ON CONSOLIDATION		
As per last Balance Sheet	**246.17**	-
Add : Created on account of consolidation	**4.67**	246.17
Less : Adjusted during the year	**1.78**	-
Less : Transferred to Securities Premium Account	**146.00**	-
Less : Transferred to Profit & Loss Account	**10.26**	-
	92.80	246.17
SECURITIES PREMIUM ACCOUNT		
Transferred from Capital Reserve on Consolidation	**146.00**	-
Less : Adjusted during the year	**60.27**	-
Less : Transferred to Profit & Loss Account	**85.73**	-
	-	-
SHARE PREMIUM ACCOUNT		
As per last Balance Sheet	**769.66**	771.25
Add : Received during the year	**0.10**	-
Less : Share Issue Expenses Adjusted	**-**	1.59
	769.76	769.66
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	**30.00**	50.20
Less : Transferred to Profit & Loss Account	**-**	20.20
	30.00	30.00
GENERAL RESERVE		
As per last Balance Sheet	**-**	36.06
Less : Transferred to Profit & Loss Account	**-**	32.59
Less : *Deferred tax adjustment on initial adoption*	**-**	3.47
	-	-
AMALGAMATION RESERVE		
As per last Balance Sheet	**0.42**	0.42
Less : Transferred to Profit & Loss Account	**0.42**	-
	-	0.42
INVESTMENT ALLOWANCE RESERVE		
As per last Balance Sheet	**0.03**	0.03
INVESTMENT ALLOWANCE (UTILISED) RESERVE		
As per last Balance Sheet	**0.91**	0.91
Less : Transferred to Profit & Loss Account	**0.91**	-
	-	0.91
RECONSTRUCTION RESERVE		
As per last Balance Sheet	**-**	-
Created under the scheme of Arrangement	**-**	456.63
Less : Setoff against Debit Balance of Profit & Loss Account	**-**	456.63
	-	-
	894.36	1048.96
SCHEDULE '3' : SECURED LOANS		
DEBENTURES	**174.48**	176.88
Add : *Funded Interest*	**1.17**	2.65
Add : Interest accrued and due	**0.46**	1.52
	176.11	181.05
FROM BANKS		
Cash Credit and other facilities	**414.71**	345.12
Term Loans	**648.30**	463.81
Add : Funded Interest	**94.37**	32.70
Add : Interest accrued and due	**0.24**	30.56
	742.91	527.07
FROM FINANCIAL INSTITUTIONS AND OTHERS	**280.50**	477.78
Add : Funded Interest & Other Financial Facilities	**29.58**	129.95
Add : Interest accrued and due	**-**	46.14
	310.08	653.87
	1643.81	1707.11
SCHEDULE '4' : UNSECURED LOANS		
DEBENTURES	**-**	9.00
Fixed Deposit from		
Public	**-**	3.22
Loans from		
Banks	**204.98**	420.99
Financial Institutions & Others	**63.46**	107.63
	268.44	528.62
Add : Funded Interest & Other Financial Facilities	**6.37**	16.76
Add : Interest accrued and due	**-**	5.37
	274.81	550.75
	274.81	562.97

SCHEDULE'5' : FIXED ASSETS

(Rs. in Crore)

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As on 31.03.2002	Additions	Deductions	As on 31.03.2003	As on 31.03.2002	Additions	Deductions	As on 31.03.2003	As on 31.03.2003	As on 31.03.2002
Goodwill on Consolidation	182.29	–	0.88	181.41	–	–	–	–	181.41	182.29
Owned Assets										
Goodwill	38.13	–	38.13	–	–	–	–	–	–	38.13
Brands, Know-how and Licence Fee	2.46	–	–	2.46	0.88	0.57	–	1.45	1.01	1.58
Freehold Land	316.93	–	–	316.93	–	–	–	–	316.93	316.93
Leasehold Land	161.06	–	0.22	160.84	0.87	0.13	0.02	0.98	159.86	160.19
Buildings	383.84	2.12	8.07	377.89	28.88	14.08	0.55	42.41	335.48	354.96
Leasehold Improvements	1.80	0.98	–	2.78	0.86	0.35	–	1.21	1.57	0.94
Machineries	1610.18	26.45	14.85	1621.78	315.87	168.96	6.78	478.05	1143.73	1294.31
Machinery given on lease	8.11	–	–	8.11	1.68	0.83	–	2.51	5.60	6.43
Motor Vehicles	6.71	2.06	1.00	7.77	1.89	0.79	0.32	2.36	5.41	4.82
Office Machinery & Dead Stocks	39.49	2.98	1.84	40.63	8.70	3.19	1.07	10.82	29.81	30.79
Total	**2751.00**	**34.59**	**64.99**	**2720.60**	**359.63**	**188.90**	**8.74**	**539.79**	**2180.81**	**2391.37**
Previous Year	2591.78	190.03	30.81	2751.00	265.19	97.35	2.91	359.63		
Capital Work-in-Progress including advance for capital expenditure									50.61	40.69
									2231.42	**2432.06**

Notes :

a) Freehold land includes Rs. 13.90 Crore (Rs. 13.90 Crore) being the revalued amount of plot of land owned by a society wherein Company has right to its membership.

b) Buildings includes Rs. 1.26 Crore (Rs. 1.26 Crore) in respect of ownership flats in Co-operative Housing Society and Rs. 2,500/- (Rs. 2,500/-) in respect of shares held in Co-operative Housing Society.

c) Gross Block is reduced by Rs. 4.96 Crore being the amount reduced on revaluation by Arvind Products Limited as at 01/10/2001.

d) Gross Block includes Rs. 37.47 Crore being the amount added on revaluation by Arvind Mills Limited as at 01/04/2000.

e) Freehold land includes Rs.1.15 Crore (Rs. 1.15 Crore) relating to land at Peenya, Bangalore, which is pending registration in favour of the company.

f) Freehold land includes Rs. 0.34 crore (Rs. 0.34 crore) in respect of land acquired on lease cum sale basis from Karnataka Industrial Area Development Board (KIADB). The registration of land in favour of the Company will be done on completion of lease period.

(Rs. in Crore)

	As at 31.03.2003	As at 31.03.2002
SCHEDULE '6' : INVESTMENTS (AT COST) **		
GOVERNMENT SECURITIES (UNQUOTED)	**0.01**	0.01
TRADE INVESTMENTS (QUOTED)		
Fully Paid Equity Shares	**4.67**	9.41
TRADE INVESTMENTS (UNQUOTED)		
Fully Paid Equity Shares	**0.03**	1.59
OTHER INVESTMENTS		
Fully Paid Equity Shares (Quoted)	**0.03**	0.20
Fully Paid Equity Shares (Unquoted)	**0.02**	5.90
Fully Paid Preference Shares (Unquoted)	**1.00**	1.00
Fully paid Debentures/Bond/Units (Quoted)	**1.16**	3.35
Fully paid Debentures/Bond/Units (Unquoted)	**0.03**	0.04
INVESTMENT IN SUBSIDIARY COMPANIES		
Fully Paid Equity Shares (Unquoted) ***		
Big Mill Lauffenmuhle GmbH, Germany	**0.00**	0.00
Units of Unit Trust of India (Unquoted)	**0.08**	0.08
	7.03	21.58

Note : ** Investments are held as long term investments and valued at cost unless otherwise stated.

	As at 31.03.2003	As at 31.03.2002
SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES		
CURRENT ASSETS		
Inventories		
Stores and Spares	**36.37**	33.76
Fuel	**6.85**	7.48
Stock in trade		
Raw materials	**247.14**	103.13
Finished Goods	**171.11**	138.06
Goods in Transit	**0.08**	0.00
Work-in-Progress	**84.26**	79.46
Waste	**1.41**	1.70
	504.00	322.35
	547.22	363.59

(Rs. in Crore)

	As at 31.03.2003	As at 31.03.2002
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	**42.53**	37.73
Considered doubtful	**5.12**	4.35
Less: Provision	**5.12**	4.35
	–	–
	42.53	37.73
Others (Considered good)	**36.13**	140.59
	78.66	178.32
Cash & Bank Balances		
Cash on hand	**0.61**	0.82
Cheques on hand	**0.05**	2.63
Funds in Transit	**0.55**	1.14
Bank Balances		
With Scheduled Banks in India		
In Current Accounts (including Rs. 0.81 Crore in unpaid dividend accounts) (Previous Year Rs. 0.95 Crore)	**17.84**	12.72
In Exchange Earners Foreign Currency A/c.	**0.09**	67.38
In Cash Credit Account	**0.03**	1.19
In Savings Account (Rs. 33,348/-) (Previous Year Rs. 33,348/-)		
In Fixed Deposit Accounts (Rs. 0.03 Crore lodged with banks as security for guarantee facility and (Rs. 38,848/-) lodged with Court for ESI case (Previous Year Rs. 0.50 Crore and (Rs. 38,848/-) respectively)	**0.79**	205.66
With Banks outside India (In books of foreign subsidiaries)	**8.45**	4.51
	27.20	291.46
	28.41	296.05

part of the consolidated accounts

	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES (Contd.)		
Other Current Assets		
Interest accrued	**0.43**	0.83
Other receivables	**21.14**	25.75
	21.57	26.58
LOANS & ADVANCES (Unsecured, considered good unless stated Otherwise)		
Loans & Advances		
Advances Receivable in Cash or Kind	**111.98**	112.60
Other Loans	**34.00**	32.08
	145.98	144.68
Considered doubtful	**0.91**	0.87
Less : Provision	**0.91**	0.87
	-	-
Advance Tax paid	**6.15**	18.02
	152.13	162.70
	827.99	1027.24
SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS		
Current Liabilities		
Acceptances	**72.17**	56.88
Sundry Creditors		
- Due to SSI Units	**6.99**	5.00
- Others	**84.37**	238.87
Other Liabilities	**60.66**	56.44
Interest accrued but not due on loans	**16.89**	21.68
Investor Education & Protection Fund shall be credited by the following amounts namely : @		
- Unpaid Dividend	**0.81**	0.95
- Unpaid Matured Deposits	**0.29**	0.68
- Unpaid Matured Debentures	**0.70**	0.35
- Warrants issued but not encashed		
- Interest on Deposits	**0.29**	0.49
- Interest on Debentures	**0.39**	0.64
	2.48	3.11
	243.56	381.98
Provisions		
Pension	**0.80**	0.92
Taxation	**3.29**	3.30
Gratuity	**2.51**	3.00
Leave Encashment	**2.89**	2.21
Others	**0.50**	2.91
	9.99	12.34
	253.55	394.32

@ No amount is due as on 31st March, 2003 for credit to Investor Education and Protection Fund (Fund). The actual amount to be transferred to the fund in this respect will be determined on the respective due dates.

	As at 31.03.2003	As at 31.03.2002
SCHEDULE '9': SALES AND OPERATING INCOME		
Sales	**1889.97**	959.44
Less : Excise Duty	**86.82**	40.71
	1803.15	918.73
Processing Income (Income Tax deducted Rs. 0.09 Crore Previous Year Rs. 0.21 Crore)	**5.23**	1.23
Other operating Income	**0.86**	0.18
(Loss) on forward exchange contracts (Exports)	**(1.80)**	(0.04)
	1807.44	920.10

	As at 31.03.2003 (Rs. in Crore)	As at 31.03.2002 (Rs. in Crore)
SCHEDULE '10': OTHER INCOME		
Income from Investments		
From Other Investments (Income Tax deducted Rs. 0.02 Crore Previous Year Rs. Nil)	**0.33**	0.07
Other Income	**19.07**	5.38
Rent (Income Tax deducted Rs. 0.04 Crore Previous Year Rs. 0.03 Crore)	**0.26**	0.22
Excess Provision No Longer required (Net)	**3.33**	7.81
	22.99	13.48
SCHEDULE '11': EMPLOYEES' EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	**127.01**	58.51
Contribution to Provident Fund and Other Funds	**16.65**	7.90
Welfare expenses	**3.92**	1.58
	147.58	67.99
Directors' Remuneration	**1.05**	0.19
Directors' Commission	**0.31**	0.00
	1.36	0.19
	148.94	68.18

	Rs. In Crore 2002-2003 (12 Months)	Rs. in Crore 2001-2002 (6 Months)
SCHEDULE '12': OTHERS		
Power & Fuel	**222.19**	96.63
Stores consumed	**148.76**	70.98
Processing charges	**26.38**	14.22
Repairs :		
Building repairs	**1.61**	0.83
Machinery repairs	**46.09**	23.15
Other repairs	**7.00**	2.82
	54.70	26.80
Printing, Stationery and Communication	**6.17**	3.40
Insurance premium	**7.94**	3.50
Rates & Taxes	**12.96**	8.19
Excise duty	**5.34**	0.65
Rent	**7.11**	3.89
Commission, Brokerage and Discount	**37.08**	18.79
Advertisement expenses	**24.87**	19.43
Freight,Insurance and Clearing Charges	**31.82**	16.19
Provision for doubtful debt/Advances/Contingencies	**0.49**	2.71
Bad Debts/Advances Written Off	**1.51**	7.92
Fixed Assets Written Off	**0.29**	0.08
Exchange Rate Difference - Others	**6.78**	2.49
Loss on sale of fixed assets (Net)	**1.96**	12.24
Diminution in Value of Investments	**0.00**	0.83
Loss on sale of Investments (net)	**2.84**	0.03
Directors fees (Previous Year Rs. 34,000/-)	**0.04**	
Other expenses	**57.64**	34.49
	656.87	343.46

	Rs. in Crore 2002-03 (12 Months)	Rs. in Crore 2001-2002 (6 Months)
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	**121.40**	61.01
Others	**40.84**	23.62
	162.24	84.63
Less : Interest Income		
Interest from others	**7.23**	18.07
(Income Tax deducted Rs. 0.44 Crore Previous Year Rs. 0.10 Crore)		
Net Interest Expenses	**155.01**	66.56
Lease Rent & Expenses	**45.15**	22.67
Other Finance Cost	**21.62**	10.04
Exchange Rate Difference on Loans	**(6.40)**	1.15
	215.38	100.42
SCHEDULE '14': DECREASE/(INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	**256.79**	219.22
Opening Stocks	**219.22**	276.92
Decrease/(Increase) in Stock	**(37.57)**	57.70

SCHEDULE '15' :

NOTES FORMING PART OF CONSOLIDATED ACCOUNTS:

1. **BASIS OF CONSOLIDATION**

Basis

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements and relevant clarifications issued by the Institute of Chartered Accountants of India (ICAI).The Consolidated Financial Statements comprise the financial statements of **The Arvind Mills Limited** and its subsidiaries. Reference in these notes to The Arvind Mills Limited, AML, Company, Parent Company, Companies or Group shall mean to include The Arvind Mills Limited or any of its subsidiaries consolidated in the financial statements, unless otherwise stated.

(ii) The Notes and Significant Policies to the Consolidated Financial Statements are intended to serve as a guide for better understanding of the Group's position. In this respect, the Company has disclosed such notes and policies, which represent the needed disclosure.

Principles

(i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses are fully eliminated.

(ii) The excess of cost to the Company of its investments in the subsidiary companies over its share of the equity of the subsidiary companies, at the dates on which the investements in the subsidiary companies are made, is recognised as "goodwill" being an asset in the consolidated financial statements.

(iii) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity subsequent to the dates of investments.

(iv) In case of Foreign Subsidiaries, revenue items are consolidated at the average rate prevailing during the year. All assets and Liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the profit and loss account.

2. The List of Subsidiaries included in the Consolidated Financial Statements are as under :

	Name of Subsidiary	Country of Incorporation	Proportion of Ownership as on 31st March 2003
1.	Asman Investments Limited	India	100.00%
2.	Arvind Products Limited	India	50.13%
3.	Lifestyle Fabrics Limited	India	71.80%
4.	Arvind Brands Limited	India	100.00%
5.	Arvind Clothing Limited	India	99.99%
6.	Arvind Fashions Limited	India	99.99%
7.	Arvind Worldwide Inc.	USA	100.00%
8.	Arvind Worldwide (M) Inc.	Mauritius	100.00%
9.	Arvind Overseas Mauritius Limited	Mauritius	100.00%
10.	Arvind Spinning Limited	Mauritius	100.00%

Note :

Syntel Telecom Limited, Omnitalk Wireless Solutions Ltd. and Big Mill Lauffenmuhle GmbH ceased to be subsidiaries during the year and Arvind Spinning Ltd. became subsidiary during the year.

3. **SIGNIFICANT ACCOUNTING POLICIES**

The Company follows the accrual method of accounting. The financial statements have been prepared in accordance with the historical cost convention and accounting principles generally accepted in India.

The Accounts of the foreign subsidiaries have been prepared in accordance with local laws and applicable accounting standards/generally accepted accounting principles.

(A) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(B) VALUATION OF INVENTORY

(B.1) The stock of Work-in-progress and Finished goods has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost/moving average/FIFO basis as applicable and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Division, Arvind Overseas Mauritius Limited, Lifestyle Fabrics Limited) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods lying within the factory and bonded warehouse at the end of the year.

(C) FIXED ASSETS & DEPRECIATION

(C.1) The Fixed Assets of the company are stated at cost/revalued cost (if revalued).

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on Fixed Assets/additions has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation except in case of Arvind Brands Limited, Arvind Clothing Limited and Arvind Fashions Limited for Furniture & Fixtures (at employees' residence), depreciation has been provided at the rate of 18% based on management's estimate of useful life of the assets concerned.

(C.5) Depreciation for certain assets in the books of Arvind Brands Limited, Arvind Clothings Limited and Arvind Fashions Limited has been provided as follows :

(i) Fixtures at showrooms are depreciated over the period of technical assistance/trademark licence agreement of branded products or the lease period of rented proprieties, whichever is lower.

(ii) Used assets purchased are depreciated at the rate of 12.5%.

(iii) Technical Know-how is amortised over the period of trademark license agreement of Branded Products.

(iv) Leasehold Improvements are amortised over the period of lease.

(v) Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant & Machinery, whichever is lower.

(vi) Software expenses are amortised over the period of 5 years.

(C.6) In the case of foreign subsidiaries depreciation has been provided as per the rates permitted under the local laws/at such rate so as to write off the asset over its useful life.

(D) INVESTMENTS

Long Term investments are stated at cost less permanent diminution in value, if any. Current investments are stated at lower of cost and net realisable value.

(E) FOREIGN CURRENCY TRANSACTIONS

(E.1) The foreign currency monetary items consisting of loans, trade receivables, payables and balances in bank accounts at the end of year have been restated at the rate prevailing at the balance sheet date. The difference arising as a result has been accounted as income/expense as per the Accounting Standard 11 (Revised 2003) on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

(E.2) The premium/discount on booking of forward contracts and exchange difference arising on settlement/cancellation has been amortised over the life of contract and has been recognised in the profit and loss account.

(E.3) Expenses of overseas offices are translated and accounted at the monthly average rate.

(F) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts/government and is charged to revenue. The liability for the Company's pension scheme and Leave Encashment is provided as per the actuarial valuation without funding.

(G) LEASE RENTAL

Lease rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

(H) TAXES ON INCOME

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(I) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

4. CONTINGENT LIABILITIES

(a) Bills discounted Rs. 99.09 Crore (Previous Year Rs. 70.91 Crore).

(b) Guarantees given by the Banks on behalf of the Company Rs.16.73 Crore (Previous Year Rs.17.47 Crore).

(c) Guarantees given by a Subsidiary Company to Bank on behalf of another company Rs. 2.00 Crore (Previous Year Rs. NIL).

(d) Income tax demands, Excise demands and Sales Tax demands in dispute Rs. 2.49 Crore (Previous Year Rs. 2.38 Crore), Rs.18.77 Crore (Previous Year Rs. 16.48 Crore) and Rs.0.91 Crore (Previous Year Rs. 0.29 Crore) respectively.

(e) Customs Duty demands and other demands in dispute Rs. 0.58 Crore (Previous Year Rs. 0.45 Crore) and Rs. 1.26 Crore (Previous Year Rs. 0.81 Crore) respectively.

(f) Claims not acknowledged as debts Rs. 0.43 Crore (Previous Year Rs. 0.26 Crore)

(g) Dividend on redeemable cumulative non convertible preference shares Rs. 22.91 Crore (Previous Year Rs. 29.69 Crore). Out of this, Rs. 18.00 Crore (Previous Year Rs. 12.00 Crore) are payable to Minority Shareholders of the Company.

(h) Liability for Recompense Payment as on 31st March, 2003 as per the Scheme of Arrangement Rs. 29.50 Crore (Previous Year Rs. 18.24 Crore).

5. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 29.32 Crore (Previous Year Rs.1.69 crore).

6. Other Liabilities include Rs. 0.51 Crore (Previous Year Rs. 8.25 Crore) on account of book overdraft.

7. There is a gain of Rs. 1.58 Crore (Previous Year Rs. NIL) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the accounts of subsequent years.

8. Future rental obligations in respect of Plant & Machinery and Office Space taken on lease is Rs. 613.00 Crore (Previous Year Rs. 659.13 Crore). Lease rentals payable within one year Rs.47.49 Crore (Previous Year Rs. 47.19 Crore).

9. The manufacturing operations of one of the Subsidiary Company (Life Style Fabrics Limited) remained closed w.e.f. August, 2001. The Company has realised most of its assets and dischagred its liabilities. Since the remaining recorded assets are stated at realisable value, no further adjustments are required to be made in the financial statements, in view of the closure of the business.

10. AUDITORS' REMUNERATION

	Rs. in Crore 2002-03 (12 Months)	Rs. in Crore 2001-2002 (6 Months)
Statutory Auditors		
As Auditors	**0.57**	0.27
In other capacities	**0.44**	0.12
Travelling and Out of Pocket Expenses	**0.03**	0.03
Cost Auditor		
Cost Audit Fees	**0.02**	0.01

11. SEGMENT REPORTING

Segment Information

Information about Business Segments (information provided in respect of revenue items for the year ended 31.03.03 and in respect of assets/liabilities as at 31.03.03)

(A) Primary Segment (Business Segment)

(Rs. in Crore)

2002-03	Textiles	Others	Unallocable	Total
Revenue				
External sales	1786.18	16.97	–	1803.15
Add : Inter Segment Sales		0.06		0.06
Total Sales	**1786.18**	**17.03**	**–**	**1803.21**
Less : Inter Segment Revenue		0.06		0.06
Total Sales	**1786.18**	**16.97**	**–**	**1803.15**
Results				
Segment Results before Interest & Finance Cost	359.41	1.20	(37.92)	322.69
Interest & Finance Cost				215.38
Profit from Ordinary Activities				107.31
Extra ordinary Items				–
Net Profit				107.31
Other Information				
Segment Assets	2636.02	24.83	398.56	3059.41
Segment Liabilities	213.89	8.34	31.32	253.55
Segment Depreciation	180.81	1.74	6.35	188.90
Capital Expenditure	30.65	0.13	3.81	34.59
Non cash expenses other than Depreciation	6.67	0.09	0.71	7.47

(A) Primary Segment (Business Segment)

(Rs. in Crore)

2001-02	Textiles	Others	Unallocable	Total
Revenue				
External sales	913.87	4.86	–	918.73
Add : Inter Segment Sales		0.04		0.04
Total Sales	**913.87**	**4.90**	**–**	**918.77**
Less : Inter Segment Revenue		0.04		0.04
Total Sales	**913.87**	**4.86**	**–**	**918.73**
Results				
Segment Results before Interest & Finance Cost	65.65	(3.26)	(31.65)	30.74
Interest & Finance Cost				100.42
Profit/(Loss) from Ordinary Activities				(69.68)
Extra ordinary Items				(0.15)
Net Profit/(Loss)				(69.83)
Other Information				
Segment Assets	2768.32	23.57	667.41	3459.30
Segment Liabilities	316.35	7.33	70.64	394.32
Segment Depreciation	93.09	0.87	3.39	97.35
Capital Expenditure	6.59	0.11	1.04	7.74
Non-cash expenses other than Depreciation	12.32	0.33	14.80	27.45

Notes:

1. The Company has disclosed business segments as the primary segment. Segments have been identified taking into account the nature of the products, differential risks and returns, the organisational structure and internal reporting system. The company's operations predominantly relate to manufacturing of textiles.
2. Types of Products and Services in each business segment :
   Textiles : Yarn, Fabric and Garments
   Others : EPABX and RAX Systems, I.T.Services
3. Intersegment Revenues are recognised at sales price.

12. RELATED PARTY DISCLOSURES

As per the Accounting Standard on "Related Party Disclosures" (AS 18) issued by The Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1) List of Related Parties & Relationship :

A. Key Management Personnel

1. Shri Arvind N. Lalbhai, Managing Director
2. Shri Sanjay S. Lalbhai, Managing Director
3. Shri Niranjan N. Lalbhai, Managing Director
4. Shri Anang A. Lalbhai, Managing Director
5. Shri Jayesh K.Shah, Director and Chief Financial Officer

Note: Related party relationship is as identified by the Company and relied upon by the Auditors.

2) Related Party Transactions :

(Rs. in Crore)

Nature of Transactions	Related Parties Referred in 1 (a) above 2002-03	2001-02
Remuneration & Other Services	**1.26**	0.18

13. EARNING PER SHARE (EPS)

		2002-03	2001-02
Profit/(Loss) available to Equity shareholders	Rs. in Crore	**95.84**	(75.69)
Weighted average no. of Equity Shares for Basic EPS	Nos.	**176067395**	137908117
Nominal value of Equity Shares	Rs.	**10**	10
Basic Earning per Equity Shares	Rs.	**5.44**	(5.49)
Diluted Earning per Equity Shares	Rs.	**5.25**	(5.49)

	2002-03 (Rs. in Crore)	2001-02 (Rs. in Crore)
(A) Reconciliation of the profit/(loss) for the year, used for calculating Earning per Share		
Profit/(Loss) for the year	**107.31**	(69.83)
Less: Unpaid dividend on redeemable cumulative non-convertible Preference Shares	**10.17**	5.86
Less : Attributable Tax on Pref. Dividend	**1.30**	–
Profit/(Loss) due to Equity Shareholder	**95.84**	(75.69)

(B) For the year 2002-03

	No. of Shares
Weighted average number of Equity Shares for Basic EPS	176067395
Add : Dilutive potential equity shares	6447217
Weighted average number of Equity Shares for Dilutive EPS	182514612

For the year 2001-02	Nos.	Days	Adj. Factor	Product
Before Right Issue – Equity Shares	100549945	82	0.91	7503036896
After Right Issue – Equity Shares	175962404	100		17596240400
				25099277296
Weighted average				137908117

forming part of the consolidated accounts

14. DEFERRED TAX

In terms of Accounting Standard (AS 22) on "Accounting for Taxes on Income" issued by The Institute of Chartered Accountants of India,

(a) In case there is a net deferred tax asset (net of unabsorbed depreciation and carry forward losses) for the past years as well as for the current period, the company has not recognised the said deferred tax asset while preparing the accounts for the period under audit, except where there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(b) In case there is a net deferred tax Liability, the same has been provided in the Books.

The breakup of deferred tax liability is as follows :

		As on 31st March, 2003	2002
(A)	**Deferred Tax Liabilities arising from**		
1.	Differences between carrying amount of fixed assets in the financial statements and the Income Tax Return	**55.98**	75.38
2.	Others	**4.27**	3.96
		60.25	79.34
(B)	**Deferred Tax Asset arising from**		
1.	Expenses charged in the financial statements but allowable as deduction in future years		
(a)	Expenses allowable for tax purposes when paid	**23.85**	24.02
(b)	Provision for doubtful debts/advances	**0.24**	0.30
(c)	Provision for contingency	**–**	0.51
(d)	Others	**–**	0.05
2.	Losses from current year carried forward	**0.06**	0.70
3.	Unabsorbed depreciation allowance carried forward	**22.81**	40.23
		46.96	65.81
	(A - B) Total	**13.29**	13.53

15. CAPITAL RESERVE ON CONSOLIDATION

Capital Reserve on consolidation represents the losses in the value of the investments in subsidiary companies provided by The Arvind Mills Limited (Holding company) and Asman Investments Limited (Subsidiary Company) in accordance with the schemes of arrangement sanctioned by the High Court of Gujarat.

16. DEBT RESTRUCTURING SCHEME

(1) *Asman Investments Limited*

The Asman Investments Limited had submitted a comprehensive capital reduction scheme to the Hon'ble High Court of Gujarat and the same has been approved by the High Court vide its order dated 7th April,2003 and 6th May, 2003. Under the scheme, the Share Capital of the Company stands reduced to Rs. 4.00 lacs. The amount of capital reduction and the securities premium arising out of conversion of loans into equity, has been used for the purpose of writing of the goodwill, diminution in the value of investments and current assets to the extent of Rs. 60.27 Crore and the balance of Rs. 85.73 Crore has been transferred to Profit and Loss Account.

(2) Arvind Brands Limited

The restructuring scheme concerning Optionally Fully Convertible Debentures (OFCD) and term loans, submitted to ICICI Bank has been approved effective January 1, 2002. Under the scheme, substantial concessions in the form of reduction in interest rate, funding of unpaid interest, reschedulement of installments of principal amount and interest, have been granted.

17. Figures less than Rs. 50,000/- which are required to be shown separately, have been shown as actual in brackets.

18. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

19. Current Year's figures are for a period of 12 months ended on 31st March, 2003 and hence are not strictly comparable with those of the previous year which are for a period of six months.

SCHEDULE '16'
CONSOLIDATED CASH FLOW STATEMENT

			2002-2003 (12 Months)
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net Profit/(Loss) before Taxes		107.10
	Adjustments for :		
	Depreciation	188.90	
	Interest Income	(7.23)	
	Interest & Lease Rent Expenses	207.39	
	Exchange Rate Difference on Loans	(6.40)	
	Exchange Rate Difference - Others	6.78	
	Bad Debts/Advances Written Off	1.51	
	Fixed Assets Written Off	0.29	
	Provision for Doubtful debts	0.49	
	Disposal of Subsidiaries	-4.63	
	Capital Reserve on Consolidation	2.89	
	Securities Premium Account	(60.27)	
	Loss on Sale of Investments	2.84	
	Loss on Sale of Fixed Assets	1.96	343.78
	Operating Profit before Working Capital Changes		**450.88**
	Working Capital Changes:		
	Changes in Inventories	(183.63)	
	Changes in Trade Receivables	90.88	
	Changes in Other Receivables	5.23	
	Change in Current Liabilities	(144.42)	
	Net Changes in Working Capital		**(231.94)**
	Cash Generated From Operations		**218.94**
	Advance Tax Paid (TDS) (Net of Income Tax Refund)		11.83
	Net Cash from Operating Activities		**230.77**
B.	**Cash Flow from Investing Activities**		
	Purchase of Fixed Assets	(44.51)	
	Sale of Fixed Assets	54.00	
	Change in Investments	11.71	
	Change in Loans & Advances	(1.92)	
	Interest Income	7.63	
	Net Cash Flow from Investing Activities		**26.91**
C.	**Cash Flow from Financing Activities**		
	Issue of Equity Share Capital	35.80	
	Issue of Warrants	2.71	
	Share Premium Received	0.10	
	Interim Dividend on Preference Shares	(6.69)	
	Change in Borrowings	(262.17)	
	Interest & Lease Rent Paid	(295.07)	
	Net Cash Flow from Financing Activities		**(525.32)**
	Net Increase/(Decrease) in Cash & Cash Equivalents		(267.64)
	Cash & Cash Equivalent at the beginning of the Period		296.05
	Cash and Cash Equivalent at the end of the Period		**28.41**

Note : This being the first year of preparation of Consolidated Cash Flow Statement, previous year's figures have not been given.

Signatures to Schedules 1 to 16

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, May 29, 2003

SANJAY S. LALBHAI Managing Director

JAYESH K. SHAH Director & Chief Financial Officer

SONALI N. NARASIMHAN Asst. Company Secretary

Note :
The Department of Company Affairs has, for the financial year 2002-03, exempted the Company from the applicability of the provisions of sub-section (1) of Section 212 of the Companies Act, 1956, relating to the statements to be attached in respect of the subsidiary companies, with the financial statements of the Company. Shareholders interested in obtaining the statement of Company's interest in the subsidiaries or stand-alone financial statements of the subsidiaries may obtain it by writing to the Company.

FORM OF PROXY

THE ARVIND MILLS LIMITED

NARODA ROAD, AHMEDABAD-380 025.

I/We ____ of ______________________ in the District of ______________________ being a member/members of the above named Company hereby appoint ______________________ of ______________________ in the District of ______________________ or failing him ______________________ of ______________________ in the District of ______________________ or failing him ______________________ of ______________________ in the District of ______________________ as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 10th September, 2003 and at any adjournment thereof.

Signed this ______________ day of ______________ 2002

Signature ______________ AFFIX 30 PAISE REVENUE STAMP ______________

L.F. No. ______________

* Depository : NSDL/CDSL

* DP ID ______________

* Client ID ______________

* For Shares held in Electronic Form

No. of Share(s) held ______________

Notes :

(1) A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself.

(2) A proxy need not be a member.

(3) The completed form should be deposited at the Registered Office of the Company, Naroda Road, Ahmedabad-380 025 not less than 48 hours before the time for holding the meeting.

THE ARVIND MILLS LIMITED

Regd. Office : Naroda Road, Ahmedabad - 380 025.

ATTENDANCE SLIP

I hereby record my presence at the Annual General Meeting held at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad - 380 006 on 10th September, 2003 at 11.00 a.m.

1. L.F. NO. ______________
2. * Depository : NSDL/CDSL
3. * DP. ID ______________
4. * Client ID ______________

   * FOR SHARES HELD IN ELECTRONIC FORM
5. FULL NAME OF THE SHAREHOLDER :

   (IN BLOCK LETTERS)
6. NO. OF EQUITY SHARES HELD :
7. SIGNATURE OF THE SHAREHOLDER

   OR PROXY ATTENDING :

(PLEASE GIVE FULL NAME OF THE 1ST JOINTHOLDER)

MR./MRS./MISS ______________

(TO BE USED ONLY WHEN FIRST NAMED SHAREHOLDER IS NOT ATTENDING)

NOTE : PLEASE FILL IN THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE HALL.

THE ARVIND MILLS LIMITED

Regd. Office : NARODA ROAD, AHMEDABAD - 380 025.

The holder of this coupon will be entitled to 15% discount on the price of cloth of **The Arvind Mills Ltd.** and **Arvind Products Ltd.** purchased at any Retail Shop in Ahmedabad and 12.5% discount at other Retail Shops mentioned below :

This facility is not available on purchases against Credit Cards.

Lalbhai Sales & Services
Opp. Arvind Mills Ltd.,
Naroda Road, Ahmedabad.

M/s. Rao Brothers
Mahavir Tower, Paldi,
Ahmedabad.

Amruta Emporium
Station Road, Maninagar Char
Rasta, Ahmedabad.

V & U
Sharad Shopping Centre
Ashram Road, Ahmedabad.

Nilkamal Retail Shop
12, Ajanta Commercial Centre,
Near Income Tax,
Ashram Road,
Ahmedabad.

Krishna
5-Suryoday Complex,
Swastik Char Rasta,
C. G. Road, Ahmedabad.

Krishna Krishna
11, 'Chandra Prabhu'
Sardar Patel Statue,
Stadium Road, Navrangpura,
Ahmedabad.

'Rangolee'
Narottam Complex,
Bhuyangdev Char Rasta,
Ahmedabad.



Ratnam
118, Silicon Valley,
Satellite Road, Ahmedabad.

Tilat
Opp. Oriental Building
Relief Road
Ahmedabad - 380 001.

Pritam
D-9, Super Market, Anand.

Doshi Shashikant Chhabildas
In the lane of Dave Medical,
Amreli.

Bombay Textorium Pvt. Ltd.
Sardar Chowk, Bardoli.

'Utsav Plus'
1/2 Nagar Palika Shopping
Centre, Opp. Shalimar Theatre,
Bharuch.

Salot Chunilal Ratilal
Herish Road, Bhavnagar.

M/s. Doshi Cloth Stores
Maherali Chowk, Bhuj. (Kutch)

Janta Cloth Centre
Bazar Street, Bilimora.

M/s. M. S. Synthetic
144/A, Jamnalal Bajaj Street,
Calcutta - 700 007.

M/s. Siddharth Textiles
15, Noormal-Lohia Lane,
Calcutta - 700 007.

M/s. S. N. & Co.
35, Armenian Street,
Calcutta - 700 001.

Nanak Saree Centre
Vaniawad, Chikhali.

Shah Kuberlal Nathalal
Tower Bazar, Dabhoi.

Royal Cloth Centre
Rohit Bhavan,
Kavi Khabardar Marg.
Daman.

M/s. Jograj & Co.
Kalptaru, 1688 Khol Galli,
Dhulia 424 001.

Pratik Cloth Stores
Near S. T. Stand, Idar.

Bhayani Brothers
Bedi Gate, Jamnagar.

Mukund
A-1, Super Market, Jamnagar.

Maruti
Near Praygra School,
Kalol (N.G.)

Roopkala Cloth Centre
Opp. Nilkanth Mahadev,
Kapadvanj.

Bansidhar
Station Road, Mehsana.

M/s. Gautamkumar & Co.
424, Kalbadevi Road,
Chhotalal Bhuvan,
Mumbai - 400 002.

M/s. Harikishandas Dhirajlal Batavia
Gundawadi, Main Road,
Rajkot.

Hemang Stores
Bazar, Rajula City.

Queen Emporium
Near Maskati Hospital,
Tower Road, Surat.

Bhagwandas & Co.
Kanpith, Lalgate, Surat.

Shah Chatrabhuj Nanchand
Jawahar Chowk, Surendranagar.

'Sajan'
Jawahar Road, Surendranagar.

Hirachand Kalidas
J. P. Marg, Una.

Patel Maganlal Motiram
Darjee Chaklo, Unjha.

J. F. Shah & Co.
Saraswati Hall, Dandia Bazar,
Vadodara.

Zabak Traders
Near Kala Mandir Talkies,
Vadodara.

Abhishek
"Siddharth"
Alkapuri, Vadodara.

Abhinandan
Mahatma Gandhi Road,
Valsad.

Asgarali Emporium
Killapardi, Dist. Valsad.

Aavkar Cloth Stores
9, Municipal Commercial Centre,
Near Three Gate, Tower,
Visnagar.

Yogi Selection
G-3, Akshar Complex,
Rajshree Cinema Road,
Sector No. 20, Gandhinagar.

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

A Rs. 500-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

B Rs. 500-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

C Rs. 250-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

D Rs. 250-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

E Rs. 250-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

F Rs. 250-00 **Valid Upto 30.9.2004**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

HEAD OFFICE

The Arvind Mills Ltd.
Naroda Road
Ahmedabad 380 025
Gujarat, India
Tel.: + 91-79-2203030
Fax : + 91-79-2200267
e-mail id : milind-hardikar@arvindmills.com

The Arvind Mills Ltd.
Lalbhai House
8 Community Centre
Saket, New Delhi 110017
Telefax : 011-26529030-37-40-47

The Arvind Mills Ltd.
2nd Floor, Neptune House
295 S.V. Road
Opp. Bandra Talkies
Bandra (W), Mumbai 400 050
Tel. : 022-26513367-69
Fax : 022-26513472

The Arvind Mills Ltd.
Grace Mansion
Behind Vijaya Bank
25 Infantry Road
Bangalore 560 001
Tel. : 080-2865117/2867697
Fax : 080-2860564

The Arvind Mills Ltd.
100 Park Street
Laxmi Villa
Ground Floor
Kolkata 700 017
Tel. : 033-22871792
Fax : 033-22807375

The Arvind Mills Ltd.
C/o. Arvind Telecom (Syntel)
7th Floor, Commercial Complex
Alsa Towers
186/187 Poonamalee High Road
Kilpamk, Chennai 600 010
Tel. : 044-26415946/26429712

OVERSEAS OFFICE

USA
Arvind Worldwide Inc.
130 West 42nd Street
Suite No. 603, 6th Floor,
New York, NY 10036, USA
Tel. : + 1-212-768-4815
Fax : + 1-212-768-7378
e-mail id : raju@arvindusa.com

UK
Arvind Worldwide(M) Inc.
Marlborough House
159 High Street
Wealdstone, Harrow
Middlesex, HA3 5EP, UK
Tel. : + 44-208-861-3080/2440
Fax : + 44-208-861-2010
e-mail id : rajesh@arvind.co.uk

MAURITIUS
Arvind Overseas (M) Ltd.
La Tour Koenig
Pointe Aux Sables
Mauritius
Tel. : + 230-234-5000-4
Fax : + 230-234-5005
e-mail id : tushar@arvindmu.com,
arvind@arvindmu.com

BANGLADESH
The Arvind Mills Ltd.
C/o Sidko Ltd.
Paragon House, 7th Floor
5 Mohakhali Commercial Area
Dhaka 1212, Bangladesh
Tel. : + 8802-9881794, 8827122
Fax : + 8802-9883400
e-mail id : arvind@neksus.com

INDIA
Arvind Mills Ltd.
Near Khatraj Chokdi
P.O. Vadsar
Taluka : Kalol, Santej
Dist. Mehsana
Gujarat, India
Tel. : + 91-2764-281054
Fax : + 91-2764-281050

BOOK POST

If undelivered, please return to :
Pinnacle Shares Registry Private Limited,
Near Asoka Mills, Naroda Road,
Ahmedabad - 380 025.

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